PEOPLE, PRODUCT & PROFIT

FORGING A STRATEGY FOR LONG-TERM GROWTH

2003 Annual Report

WMS INDUSTRIES Inc.

WHO *we* ARE

WMS INDUSTRIES INC. (NYSE: WMS) is exclusively focused on the gaming industry through the creation, design, manufacture and marketing of top-earning video and mechanical reel spinning slot machines and video lottery terminals. WMS' mission is to create the most entertaining gaming products in the world and service its customers with an uncompromising passion for quality. All of our employees embrace our core values of innovation, tenacity, passion, quality and integrity and are guided by the fundamental principle of teamwork.

This report contains "forward-looking statements," within the meaning of the federal securities laws. These statements describe our plans, strategies and goals and our beliefs concerning future business conditions and the outlook for WMS based on currently available information. Forward-looking statements are typically identified by words such as "may," "will," "should," "seek," "expect," "anticipate," "believe," "estimate," "intend" and similar expressions. Our actual results could differ materially from those described in the forward-looking statements due to a number of risks and uncertainties. We assume no obligation to update publicly any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise. Forward-looking statements may be found in the materials set forth under "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," among other items in our Form 10-K.


CASH AND SHORT-TERM INVESTMENTS
[in millions]
'03 $160
'02 $106
'01 $86
TOTAL ASSETS
[in millions]
'03 $351
'02 $281
'01 $278
REVENUES
[in millions]
'03 $179
'02 $175
'01 $264

financial highlights 2003

Years Ended June 30,

(in millions)	1999	2000	2001	2002	2003
Total Revenues	$127	$218	$264	$175	$179
Total Costs and Expenses	116	150	220	162	197
Operating Income (Loss)	11	68	44	13	(18)
Income (Loss) from Continuing Operations	9	44	32	10	(8)
Discontinued Operations, Net of Income Taxes	(4)	(14)	4	—	—
Net Income (Loss)	5	30	36	10	(8)

TO *our* STOCKHOLDERS:

Twenty-one months ago, we set out a plan to regain our prominence in the slot machine industry. Since then, WMS has undergone a remarkable technological and cultural transformation. After six quarters of focused investment in products and people, we entered Fiscal 2004 ready to introduce customers to a newly revitalized WMS brand—one that promises wider, more appealing product lines built on stable operating technology and backed by an unwavering commitment to customer satisfaction.

The plan to rebuild WMS stands on three strategic operating initiatives—technology improvement, product line expansion and investment in people—and on a prudent financial strategy emphasizing aggressive cost management and a conservative capital structure. Since January 2002, we have invested heavily in research and development, new technologies, brand licenses, management and creative staff, management information systems, and repurchases of our stock. As a result, we concurrently satisfied our most urgent near-term goals: preserving stockholder value and positioning WMS for future growth.

Our financial performance in Fiscal 2003 reflects the impact of our investment and re-emergence strategy. For Fiscal 2003, we recorded a net loss of $8 million on revenues of $179 million. This loss was largely attributable to an increase of $14 million in research and development spending as well as charges for inventory and other asset write-downs.

Our ability to increase stockholder value is tied directly to the quality and product integrity of our gaming platform. Our products must perform reliably on casino floors, which today are sophisticated technological environments where players demand speed, visual appeal and fun. To that end, we have devoted tens of thousands of man-hours and millions of dollars to a three-part technology improvement program. The plan has already succeeded in stabilizing our legacy operating system software and now, in the second phase of the plan, we have produced a whole new, more advanced operating system, called *CPU-NXT™*, for the products that we are now just beginning to commercialize.

We designed *CPU-NXT* with the future in mind. It is a powerful product engine and provides a highly flexible game development environment. The system has passed rigid new testing protocols in our own labs and in independent gaming test labs. We are confident that it is fully capable of sustaining the large and diverse array of games that we recently began offering our customers. *CPU-NXT* also brings the benefit of shortening our game development cycle. We can now get to market faster and more productively than ever before. To enhance the gaming experience, our game

WMS has undergone a remarkable technological and cultural transformation.

designers now have powerful new video tools with improved graphics and animation capabilities and new audio tools to develop dynamic soundtracks that take full advantage of the world-renowned sound technology from *BOSE*® to enhance the gaming experience. We received the first regulatory approval of *CPU-NXT* in September 2003 and expect approvals from the other five North American gaming regulatory laboratories by March 2004.

The availability of *CPU-NXT* comes at a fortuitous time. We expect the global gaming market to expand as governments around the world move to legalize gaming as a source of additional revenues. This will result in increased levels of investment by the industry in newly created markets. As these markets expand, we believe nimble and technologically-advanced suppliers will possess competitive superiority.

We are in an excellent position to capitalize on this evolving market environment. We are now introducing the broadest array of games in our history. Customers have hailed our award winning *Bluebird*™ gaming cabinet as a breakthrough product, and we expect first regulatory approvals in November. Our improved development cycle coincides with shorter game replacement cycles and the adoption by casinos of cashless gaming technologies.

We head into the future with a strong balance sheet, which includes almost $160 million in cash and short-term investments to fund our growth. We recently completed a $115 million convertible note offering, providing us with greater financial flexibility as we move into the next phase of our evolution.

As we invested in our future, we also actively managed our costs and minimized operating losses. In addition, our Board of Directors acted to enhance the value of your investment through an aggressive share repurchase program. Since January 2002, we have repurchased 3.2 million WMS shares, or 9.9% of the previous shares outstanding, for $42.5 million, at an average price of $13.31 per share. As of August 31, 2003, we had $12.5 million of remaining availability under our repurchase authorization.

Finally, we would like to highlight the performance of our employees during the challenging times we faced throughout the twenty-one month execution of the plan. Their passion and tenacity have been our most revered assets in this rebuilding cycle and their dedication and creativity inspired innovation in our strategies while rekindling our competitive spirits. They earned the confidence and respect of both our management team and our Board of Directors. As we move into Fiscal 2004, we believe our customers will respond positively to the exciting, entertaining and innovative gaming products developed by this incredibly talented and dedicated team.

Louis J. Nicastro
Chairman of the Board
September 18, 2003

Brian R. Gamache
President and CEO
September 18, 2003

THE "new" WMS


MONOPOLY
MONEY
$100,462.31
MONOPOLY
MONEY



Orrin Edidin
Executive Vice President and COO



Brian Gamache
President and CEO



Scott Schweinfurth
Executive Vice President, CFO and Treasurer

Our vision for the "new" WMS is straightforward: to provide our customers with a broad range of products with the best performing games on reliable, technologically advanced platforms.

Our vision for the "new" WMS is straightforward: to provide our customers with a broad range of products with the best performing games on reliable, technologically advanced platforms. This mantra has been the guiding principle for the brand and technology rebuilding program we embarked on in January 2002. Every new product we developed, every game we created, every operation we improved, every brand we licensed, every system we adapted, every new process we implemented and every new quality control we installed started with the customer foremost in our thinking.

Making our vision a reality requires both an attitude and a process. The attitude is one that builds on our tradition of developing games on which casino operators rely for high earnings and that casino patrons want to play—again and again. Our new *CPU-NXT* operating system gives our game designers new tools to unleash their true creativity, and our new *Bluebird* cabinet contains features to enhance the entertainment value of the games. By adding new processes, discipline and accountability to our engineering efforts, we successfully developed a reliable technology platform to run today's—and tomorrow's—content-rich games. Our rebuilding program has been about guaranteeing product reliability and ensuring the appeal of our platforms to players.

To achieve the vision, our rebuilding plan also contains many other mission-critical elements. We have successfully established a new approach to service excellence to better anticipate and serve our customers. We optimized our manufacturing operations with new demand-flow processes and configured the manufacturing floor to provide short lead times for product delivery and other operating efficiencies. In addition, we are implementing a new enterprise resource planning system to gain flexibility and insight for future business decisions. As we move to launch the "new" WMS, our sales staff has undergone extensive training on the new features and functionality of our new games and product lines, and we have developed a comprehensive marketing and communications strategy to highlight the "new" WMS.

Our success has always been, and will always be, about creating great, innovative games for customers and players. Today, we are better positioned than ever to deliver on that promise. We now have a product line of unprecedented breadth, new games that we believe will provide our customers with even higher earnings and technologically advanced platforms built on quality and product integrity, all being driven by a passionate, customer-focused team.

STRONG *financial* MANAGEMENT


HOLLYWOOD
squares
THE
CENTER
SQUARE
MATCH 3 CELEBRITIES
TO WIN



Bob Rogowski
Vice President of Finance
and Controller



Kathleen McJohn
Vice President, General Counsel
and Secretary

We prudently managed our business and successfully navigated this rebuilding period without incurring significant financial losses.

When our Board of Directors approved our brand rebuilding program, they did so with a long-range view of WMS' market potential. They endorsed our extensive rebuilding program, despite the near-term operating challenges as they recognized the potential for superior long-term returns. The Board's decision was supported by our historically strong financial position, our track record for developing successful games and by the ongoing revenue-producing capacity of the brands we license for our gaming operations product lines.

The concurrent rebuilding of our technological infrastructure, our product lines, our human resources and our facilities required significant financial and personal commitments during a period of declining revenues. It was mission critical to maintain a sharp focus on revenue retention and cost containment. Consequently, we prudently managed our business and successfully navigated this rebuilding period without incurring significant financial losses.

From an operating perspective, these objectives compelled us to leverage WMS' participation game assets. We have the second largest installed base of participation games in North America—games that generate some of the industry's highest net win per day. We also have a track record for securing high-profile entertainment brands and for translating their core entertainment values into exciting game themes. As a result, in Fiscal 2003 our gaming operations generated more than $93 million in revenue and almost $72 million in gross profit.

The demands of our rebuilding strategy required a measured, conservative approach to our balance sheet. Today, nearing the end of our period of enhanced infrastructure investments, our balance sheet is stronger than ever, reflecting the proceeds of our recent $115 million private offering of convertible subordinated notes. And this is after we spent $42 million on stock repurchases since January 2002 and invested an additional $24 million in incremental research and development efforts in Fiscal 2003 over Fiscal 2001.

Further, the strength of our balance sheet provides us with the flexibility to fund future growth opportunities. We are actively looking to acquire new brand licenses to support our game development efforts. We will also consider acquisitions of complementary business interests and intellectual properties to support our product development efforts in the final phases of our technology improvement plan.

TECHNOLOGICAL *foundation*


Diamonds
Rough



Laurie Lasseter
Vice President of Engineering and Technology

The key tenet of our technology improvement plan is to redesign our technology based on two fundamental principles—quality and product integrity.

In today's rapidly evolving gaming technology environment, casinos and players demand responsive and entertaining experiences from their gaming devices and from the software that powers them. The key tenet of our technology improvement plan is to redesign our technology based on two fundamental principles—quality and product integrity. To accomplish this goal we instilled process, discipline and accountability into our development efforts. The ultimate goal is to radically improve our games and operating system and to be recognized as a "best-in-class" development organization for design, engineering and technology.

The technology improvement plan encompassed a total re-engineering of our research and development organization. It began with a recruiting program aimed at acquiring an experienced engineering management team and staffing entirely new departments with the expertise to oversee highly complex processes. We literally reinvented every aspect of our processes, from technical and regulatory compliance, to product requirements, software development, program management and quality control.

That was followed by the first phase initiative to upgrade and stabilize our legacy operating system software. We put a dedicated, experienced team on the project to make sure that the systems were defect free and compliant with regulatory quality standards. Our efforts were rewarded with swift approvals from regulators.

The second phase of the plan involved the development of a new, highly flexible operating system. We co-developed *CPU-NXT*, a proprietary new operating platform that we recently began to introduce to casinos. Notably, at each stage of the *CPU-NXT* development process, we met established project milestones on time and at the highest quality levels. We received the first regulatory approval of the *CPU-NXT* operating system in September 2003 and expect other approvals to follow within the next six months.

For the final phase of the improvement plan we will use the processes, procedures and discipline now in place to build on *CPU-NXT* to develop a next generation operating system to meet the anticipated needs of the gaming floor of the future. This development phase, like the ones before it, will be structured to achieve the highest quality and product integrity, and will provide a solid platform on which we intend to develop even higher earning games and operational efficiencies for our customers.

With the new processes, procedures and controls we have put in place, and the successes we have achieved to date, we believe we have made enormous strides toward achieving our goal of producing a best-in-class development organization for design, engineering and technology.

GAME: *innovation = competitive* ADVANTAGE







Larry Pacey
Vice President of Game Development

With more game developers and a reduced development cycle, we expect to produce four times the number of games in Fiscal 2004 than in each of the last three fiscal years.

Creating great, innovative games is the key fiber woven through every aspect of our rich heritage that spans over 50 years. It is also the enduring passion of the people who represent the backbone of our revitalized game development organization.

At year end, our game design staff stood at 112 energized people, more than double the count at the end of Fiscal 2001. We also now benefit from dramatic improvements in game development afforded by our new *CPU-NXT* operating system, including tools specifically designed for developing games on *CPU-NXT*. With more game developers and a reduced development cycle, we expect to produce four times the number of games in Fiscal 2004 as in each of the last three fiscal years.

From a game design standpoint, *CPU-NXT* has opened the door to a world of new opportunities for future growth. With enhanced processing power, graphic capability and memory capacity, our game designers have an exciting new canvas to paint upon. Even our most popular legacy games are poised to excel on this powerful new platform with upgraded graphics and improved game play and audio.

We have analyzed the demographic and psychographic attributes of casino players. We now are able to specifically target games for the different types of players: volatile games with infrequent but high payouts, time on device games with small but steady payouts and traditional games with moderate payouts and moderate time on device. Leveraging all the benefits of *CPU-NXT* and our ergonomically friendly, award winning *Bluebird* gaming cabinet, we will now deliver games that address the entire slot floor, instead of the 25% of the slot floor we previously served. To further enhance game play and customer satisfaction we entered into an exclusive agreement to provide the renowned sound technology of *BOSE®* in our *Bluebird* cabinet.

The upshot is that we will be launching creative new product lines of mechanical reel spinning games, video poker games and some experimental games that are aimed at capturing new players for our games. In addition, we expect to offer our first proprietary wide-area-progressive games starting in July 2004. These games are expected to be among the most popular and profitable games on a casino floor.

The innovation in our new games generates energy and excitement that electrifies our sales force. It motivates customers. It intrigues and attracts players. It delivers a competitive advantage. And we expect its impact to produce improved financial results for stockholders and enhance the reputation of our Company and its employees.

CUSTOMER *first*


TREASURE
50,000
3400 Credits Won
Bonus Pay
3400
Game Over
Collect
Help
Pay Table
Select Lines
Spin Reels
WMS



Seamus McGill
Executive Vice President of
Worldwide Sales and Marketing



Ron Dinola
Vice President of
Gaming Operations

With the ability to serve all of the gaming device needs of the typical slot floor, plus an unprecedented game pipeline, we are well positioned to increase our market share and enhance returns to our stockholders.

In a customer centric culture like the one we have developed at WMS, customer partnerships are highly valued assets. Maximizing these relationships is a key element in our ability to successfully deliver new products to market.

Today we interact with customers on the basis of shared objectives and returns. We offer high-earning games and value-added service to deliver total customer satisfaction. We also rely heavily on customers to gather input and feedback on product and service developments. For our part, we provide updates about our operating system and game design to our customers, and we frequently invite customers to our technology campus in Chicago. Here they can see first-hand our people and processes in action and they provide us with important input to help guide our business strategies to better serve their future needs.

The same dialogue-driven approach applies to our relations with gaming regulators. As a prominent game developer, we are part of a triangle of interests in our industry, together with casino operators and regulators. It is critical that we keep lines of communication open. Consequently, we now manage the day-to-day regulatory relationships with these industry participants on a decentralized, regional basis rather than centrally from our Chicago facilities. We now have the proper infrastructure in place to actively communicate and partner with the regulatory community.

Customers tell us they are anxious to have a broad range of choices for games and products to maximize the profits of their slot floors. With our rich history in providing high-earning games, we look forward to enhancing our brand image with all of our exciting new games and products coupled with the enhanced features and functionality of our new CPU-NXT operating system and *Bluebird* gaming cabinets. Now, with the ability to serve all of the gaming device needs of the typical slot floor, plus an unprecedented game pipeline, we are well positioned to increase our market share and enhance returns to our stockholders.

EMPLOYER *of* CHOICE


ROYAL FLUSH
4000
STRAIGHT FLUSH
SEE FULL PAYTABLE
4 of a KIND*
45
FULL HOUSE
35
FLUSH
25
STRAIGHT
15
3 of a KIND
5
2 PAIR
5
JACKS or BETTER
25000
3000
250
75
40
25
20
10
5
10
J
Q
K
ROYAL FLUSH
15
5¢
33344
CREDITS



Will Jones
Vice President
of Manufacturing and
Distribution Services



Mike Komenda
Vice President of Human
Resources

We set a goal to be the "Employer of Choice" to allow us to attract and retain the best talent.

People are our most important assets. So, from the onset of our brand rebuilding process, we moved aggressively to strengthen our talent base by hiring experienced people to lead the implementation of our key strategies. But, more than infuse the Company with new talent, we needed to create a culture for the "new" WMS. We set a goal to be the "Employer of Choice" to allow us to attract and retain the best talent. By enhancing employee benefits, implementing hiring and training programs, investing in new communications systems, instituting employee retention and recognition programs and effecting programs to help the communities we serve, we have achieved excellent progress on our goal.

To attract top talent, we needed to provide a stimulating work environment for our people. This required action on several fronts. We invested more than $15 million in a substantial renovation of our facilities. Today, our people work in state-of-the-art manufacturing, engineering and design environments built to foster maximum creativity, efficiency and productivity.

We then added highly creative, highly skilled, business and industry savvy engineers, game designers and technicians to our work force. Armed with a new vision, a clear set of business goals and refreshed work environments, we attracted more than 150 highly skilled game development and engineering personnel over the last twenty-one months. As a result, we believe our game development and engineering support organizations are among the deepest, most sophisticated and productive in the industry.

Recruiting the best talent available, supporting them with the proper infrastructure and creating an atmosphere where excellence is recognized and rewarded are key elements in rebuilding our brand. By actively addressing all aspects of an employee's experience, WMS has established a vibrant workplace for our employees. We believe we are now beginning to realize the rewards of being the "Employer of Choice" in the gaming supply industry.

financial TABLE *of* CONTENTS

Selected FINANCIAL DATA

Fiscal Year Ended June 30,	2003	2002	2001	2000	1999
(in thousands, except per share amounts)					
STATEMENT OF OPERATIONS DATA:					
Revenues	$178,726	$174,694	$263,772	$217,629	$126,524
Operating income (loss)	(17,610)	12,609	44,239	67,984	10,678
Income (loss) from continuing operations before income taxes	(15,031)	15,450	49,987	71,438	14,203
Provision (benefit) for income taxes	(6,744)	5,596	18,069	27,016	5,397
Income (loss) from continuing operations	(8,287)[1]	9,854[3]	31,918[4]	44,422[5]	8,806[6]
Discontinued operations, net of applicable income taxes:					
Pinball and cabinets segment	—	—	4,409	(13,539)	(4,332)
Contract manufacturing segment	—	—	—	(1,077)	779
Net income (loss)	$ (8,287)	$ 9,854	$ 36,327	$ 29,806	$ 5,253
Basic earnings per share of common stock:					
Income (loss) from continuing operations	$ (0.27)[1]	$ 0.31[3]	$ 1.01[4]	$ 1.45[5]	$ 0.30[6]
Net income (loss)	$ (0.27)	$ 0.31	$ 1.15	$ 0.97	$ 0.18
Basic shares outstanding	30,382	32,054	31,557	30,615	29,308
Diluted earnings per share of common stock:					
Income (loss) from continuing operations	$ (0.27)[1]	$ 0.30[3]	$ 1.00[4]	$ 1.42[5]	$ 0.30[6]
Net income (loss)	$ (0.27)	$ 0.30	$ 1.13	$ 0.95	$ 0.18
Diluted shares outstanding	30,382	32,542	32,050	31,322	29,511

As of June 30,	2003	2002	2001	2000	1999
(in thousands)					
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 99,640[2]	$ 31,421	$ 14,963	$ 19,869	$ 58,669
Short-term investments	58,341	72,909	71,524	60,800	—
Working capital	220,916	171,048	173,083	146,321	117,369
Total assets	350,976	281,165	278,482	239,030	238,079
Long-term debt	100,000[2]	—	—	—	—
Stockholders' equity	221,185	259,528	256,386	205,420	172,079

(1) Loss from continuing operations for fiscal 2003 includes: (i) an after-tax charge of $1.7 million to write-off a technology license agreement obligation that we no longer intend to implement as an alternative operating system, (ii) an after-tax charge of $1.0 million related to an estimated impairment of the SURVIVOR® *intellectual property license and related inventory, (iii) an after-tax charge of $2.2 million related to the purchase of rights to restricted stock at a discount from market value, (iv) an after-tax charge of $2.1 million to write-off inventory and distribution rights for* RAPID ROULETTE™*, and (v) an after-tax benefit of $0.7 million in the quarter ended March 31, 2003 and an after-tax charge of $0.6 million in the quarter ended June 30, 2003, for tax adjustments resulting from finalizing prior year tax returns.*

(2) Reflects the receipt of the net proceeds from our June 2003 issuance and sale of $100 million of 2.75% convertible subordinated notes due July 15, 2010. Subsequent to the balance sheet date, on July 3, 2003, we issued an additional $15 million of these notes upon exercise of the overallotment option in the note purchase agreement.

(3) Income from continuing operations for fiscal 2002 includes an after-tax charge of $0.8 million for employee separation costs.

(4) Income from continuing operations for fiscal 2001 includes an after-tax charge of $13.0 million related to an executive buyout agreement, and an after-tax charge of $2.3 million for the costs of relocating our manufacturing and executive offices to Waukegan, Illinois during the year.

(5) Income from continuing operations for fiscal 2000 includes an after-tax reversal of an excess accrual of $9.7 million related to patent litigation, and an after-tax charge of $1.2 million from our 1998 spin-off of Midway Games Inc., or Midway, related to the adjustment of compensatory stock options.

(6) Income from continuing operations for fiscal 1999 includes an after-tax charge of $1.9 million from our 1998 spin-off of Midway related to the adjustment of compensatory stock options.

SIGNIFICANT EVENTS AND TRENDS

Technology Improvement Plan

In January 2002, we began to execute a three-part technology improvement plan to stabilize and modernize our operating system software that runs our gaming devices.

In the first phase of the plan, we improved the stability of our operating system by introducing two upgrades, version 2.57 for hopper-based games and version 2.59 for printer-based games. Version 2.57 was approved by Mississippi regulators in June 2002 and has now been approved by all six of the North American gaming labs. Four jurisdictions mandated that we upgrade all of their WMS Gaming devices to version 2.57: Mississippi, Nevada, Puerto Rico and Ontario, Canada. We completed the upgrade of the hopper gaming devices in casinos to version 2.57 in Mississippi in June 2002, Puerto Rico in December 2002, Nevada in January 2003 and Ontario in August 2003. Regulatory approval of the version 2.57 upgrade resulted in our obtaining our first new game approvals in Nevada and Mississippi in over 9 months. Since its implementation, the 2.57 version has been substantially more stable than previous software versions. Other regulators could require upgrades in the future. We are making version 2.57 available in other jurisdictions as an optional upgrade.

Version 2.59, our printer upgrade version, was approved by Gaming Laboratories Inc., or GLI, in March 2003, and the Nevada gaming authorities in September 2003. We have installed version 2.59 in several riverboat and Native American casinos which use GLI and are currently upgrading our printer gaming machines installed in casinos in Nevada to version 2.59. Nevada is currently the only jurisdiction requiring all printer games be upgraded to version 2.59. Other regulators may require upgrades in the future, and we are making version 2.59 available in other jurisdictions as an optional upgrade.

Despite this progress in stabilizing our legacy operating systems, we anticipate that our revenues from sales of new gaming devices through the December 2003 quarter will improve only modestly over the levels experienced in fiscal 2003, as customers await the introduction of our new operating system and platform. We expect continued strength from game conversion revenues in the next six months, as operators seek the benefits of our new games.

The second phase of our technology improvement plan is to introduce a new operating system and circuit board, and the plan continues on schedule. Called *CPU-NXT*, the new operating system contains features and functionality currently demanded by our customers that our existing platform lacks. In order to mitigate risk, we initially adopted a dual path development strategy for *CPU-NXT*. We have an internally-developed version of *CPU-NXT* and an alternative version of *CPU-NXT* being developed externally by SDG. Both versions have been submitted to the six major North American gaming labs. As a result of the positive response from the regulators to the first submission of the *CPU-NXT* version designed by SDG, along with its superior technology, which facilitates more rapid game development and ease of future evolution, we have elected to commercialize the SDG-developed version of *CPU-NXT* instead of the internally-developed version.

We received GLI approval of *CPU-NXT* in September 2003 and expect to receive approvals from the remaining North American gaming labs by March 2004. We submitted nine new games on *CPU-NXT* to GLI in August 2003 and received approvals for all of these games in September 2003. With the approval for *CPU-NXT* and new games in hand, we have begun selling *CPU-NXT* upgrade kits to those customers who want all the features and functionality of the new operating system without the cost of purchasing a new cabinet. We expect first shipment of these kits in October 2003. We expect to receive approval from GLI on our new *Bluebird* cabinet in November 2003, with the remaining North American lab approvals expected by March 2004. We believe that some of our customers may wait to purchase our gaming devices until after we begin to offer *CPU-NXT* in our new cabinet design, *Bluebird*. *CPU-NXT* and *Bluebird* include additional features and functionality desired by our customers that are lacking in the version 2.57 and 2.59 operating systems and our current cabinet.

We are evaluating specifications and requirements for an even more advanced operating system that will be developed in the long-term, third phase of the technology improvement plan. We continue to refine the design and specifications to incorporate additional features we desire for this platform and have recently begun allocating more resources to this longer-term effort.

New Products and Licenses

In December 2002 and January 2003, we received approval for new versions of the *MONOPOLY®* branded games in Nevada and Mississippi, version 1.5 of our *HOLLYWOOD SQUARES®* themed game for the Nevada, riverboat and Native American markets, and our *PAC-MAN®* branded game in Mississippi. In the March 2003 quarter, we received additional approvals for the following game themes: *PAC-MAN FRENZY™*, *HOLLYWOOD SQUARES* version 1.5, and the first approvals of *HOLLYWOOD SQUARES* version 2.0, called *THE CENTER SQUARE™*. We also received the first approvals of the next version of our *MONOPOLY* branded series, called *FREE PARKING™*, ahead of schedule. With these new approvals, we were able to update a portion of the installed base of games in the June 2003 quarter, which resulted in our average revenue per day increasing sequentially in the June 2003 quarter from the March 2003 quarter by 12%. We expect additional approvals for new game themes for these participation game series throughout fiscal 2004.

We submitted the first version of our new mechanical reel-spinning game platform, developed for use on our *Bluebird* cabinet, to regulators in February 2003. We have now received approvals from three of the six North American gaming labs on the first submission and are preparing for a field trial in another jurisdiction. We expect to submit the marketable version of this product line to the six North American gaming labs in October 2003 and expect to receive the first approvals for this platform in April 2004.

We expect to submit the marketable version of the *Bluebird* cabinet to the six North American gaming labs in October 2003 and we expect first approval from GLI in November 2003. With approvals for *CPU-NXT*, new games and the *Bluebird* cabinet, we expect to ship our first complete new gaming devices in December 2003.

In April 2003, the Nevada Gaming Commission approved us as an operator of inter-casino linked systems, which was the first of several key steps in launching our proprietary wide-area progressive, or WAP, system. A WAP links multiple gaming devices in multiple locations. We have since submitted the first associated equipment components of our WAP system to the Nevada and GLI gaming labs. Our WAP system will require three sets of approvals:

- an associated equipment approval for the linked system itself, which we have recently submitted to the Nevada and GLI gaming labs;
- a WAP-enabled gaming device approval; and
- approval of the game theme.

We expect to begin the field trial of our WAP system at the beginning of calendar 2004, and to receive final regulatory approvals late in the June 2004 quarter, targeting product launch in July 2004.

Other Recent Matters

On June 25, 2003, we issued $100 million aggregate principal amount of 2.75% convertible subordinated notes due July 15, 2010 in a private offering to qualified institutional buyers, and granted to the initial purchasers of the notes an option to purchase up to an additional $15 million aggregate principal amount of notes, which they exercised on July 3, 2003. The notes are convertible, at the option of the holders, into shares of our common stock at a conversion price of $19.78. The notes are non-callable for the entire seven-year term. The net proceeds of the offering will be used for working capital, capital expenditures and other general corporate purposes, which may include acquisitions and repurchase of shares of our common stock under our existing share buyback program. In June 2003, upon completion of the offering, the authorization of the existing share buyback program was expanded by $15 million to $25 million.

As part of our technology improvement plan, we have pursued alternative development strategies for each phase of the plan, including licensing technology from third parties. For the short-term phase of the plan, our internally developed version 2.57 and 2.59 operating systems have operated successfully to date in casinos in jurisdictions where they have been installed and, as a result, we no longer intend to implement an alternative operating system which was originally licensed, among other uses, to provide a back-up during the short-term phase of the plan. In fiscal 2003, we recorded a pre-tax charge of $2.8 million to write-off this license agreement obligation.

We have an agreement with IGT for the operation of *SURVIVOR* branded games on IGT's wide-area progressive system. Under this agreement we record in our consolidated financial statements our 50% proportionate share of revenues and costs, and all of the assets we own and liabilities we incur, in connection with the operating activities under this agreement. In fiscal 2003, we expensed $0.4 million pre-tax related to an estimated impairment of the *SURVIVOR* intellectual property license, and $1.1 million pre-tax to write down the *SURVIVOR* inventory to its net realizable value. At June 30, 2003, the remaining net book value of *SURVIVOR* related inventory and intellectual property assets and commitments for both companies was approximately $2.6 million.

On May 7, 2003, we purchased rights to 250,000 restricted shares of our common stock for a purchase price of $3.5 million. This share price reflected a discount of $0.50 per share from the closing market price on May 6, 2003. We recorded a pre-tax charge in our statement of operations of $3.5 million to reflect this transaction. These restricted shares had been issued March 1, 2002 to Mr. Louis J. Nicastro, our Chairman of the Board of Directors and a non-employee director in consideration for his service as Chairman of the Technology Committee of the Board of Directors, which was established to provide enhanced oversight of the timely completion of the first phase of our technology improvement plan.

On June 17, 2003, we announced that we would allow our agreement with Stargames Corporation Pty. Ltd., for exclusive North American distributorship rights to their *RAPID ROULETTE* table gaming product, to expire on June 30, 2003. We encountered several significant obstacles in bringing this product to market, including regulatory, technical, and customer acceptance issues. As a result of the expiration of the agreement, we recorded a non-cash, pre-tax charge of $3.4 million in fiscal 2003 to write down *RAPID ROULETTE* inventory to net realizable value and write-off distribution rights assets.

Our effective income tax rate for fiscal 2003 includes a small net benefit stemming from the adjustment and settlement of prior year income tax returns with the Internal Revenue Service and the resulting impact of various tax agreements between WMS and its former subsidiary, Midway. We have now fully reserved our tax advance receivables from Midway due to the uncertainty of the timing of the payback period. In addition, due to the increase in our foreign business and research and development spending, the effective tax rate was favorably impacted by larger benefits from increased export sales and research and development tax credits.

CRITICAL ACCOUNTING POLICIES

Inventory Obsolescence

We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. In fiscal 2004, we expect to introduce a new gaming platform, and it is reasonably possible that this will accelerate the obsolescence of existing product lines. In addition, demand for parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value. Actual demand may differ from anticipated demand, and such differences may have a material effect on the financial statements.

Participation Gaming Machine Depreciation

We depreciate our participation gaming machines and top boxes over a two-year useful life to a small salvage value. A material adverse impact could occur if the actual useful life of the participation games or top boxes is less than what was used in estimating depreciation expense, or if actual salvage value is less than the anticipated salvage value. We plan to introduce our new *Bluebird* cabinet style participation games in the June 2004 quarter. We anticipate depreciating the *Bluebird* gaming devices over three years with a small salvage value, and the top box over one year.

Intellectual Property Valuation

We license intellectual property from third parties that we use in some of our gaming machines. As part of our contracts with the licensors, we typically provide a guaranteed minimum and prepayment of royalties and license fees, usually at the time the contract is signed, even though the product may not be introduced until months or years later. We capitalize the prepaid royalty and license fees as other assets. At June 30, 2003, the minimum guaranteed royalty payments totaled $21.0 million of which $16.7 million has been paid and the balance is payable over various periods up to three years. In addition, the contracts provide for an additional $7.8 million of contingent royalty payments based upon future events occurring. Total prepaid royalties at June 30, 2003 were $13.2 million of which $2.1 million is in other current assets and $11.1 million is in other assets. Subsequent to June 30, 2003, we entered into new licensing agreements with guaranteed minimum royalties and commitments of $38.8 million. We begin to amortize prepaid royalties when the product is introduced, based upon contractual terms of the license agreements and as appropriate to match costs and related revenues. If we determine that the products we develop will not fully recover the guaranteed minimum amounts, we would record an immediate charge against earnings once such determination is made.

Licensed Technology Valuation

As part of our technology improvement plan, as discussed above, we have pursued alternative strategies for each phase of the plan, including licensing technologies from third parties. At June 30, 2003, our minimum guaranteed payments related to technology alternatives totaled $5.4 million, which had been paid as advances with an additional $6.4 million of contingent royalty payments subject to future events, and these amounts are included in the amounts described above. If we determine that we will not realize the value of the guaranteed commitment for a particular licensed technology alternative, we will record an immediate charge against earnings, at the time of our determination, of up to $11.8 million if all of the alternatives were to have no further value to us.

Accrued Liabilities

We accrue expenses related to employee benefits, software anomalies and other contingencies based upon our best estimates of the costs that are probable of occurrence and reasonably estimable. These estimates are updated monthly based on current information. However, changes in estimates or actual expenses may exceed accrued amounts.

RECENTLY ISSUED ACCOUNTING STANDARDS

We have adopted SFAS No. 143, SFAS No. 144, SFAS No. 146, SFAS No. 148, and FASI No. 45 as discussed in Note 2 to our financial statements. Such adoption did not have a material effect on our balance sheet, statement of operations or cash flows.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We are not dependent on off-balance sheet financing arrangements to fund our operations. We utilize financing arrangements for operating leases of equipment and facilities, none of which are in excess of our current needs. We also have minimum guaranteed royalty payments for intellectual property used in our gaming machines. Our obligations under these arrangements at June 30, 2003 are as follows:

	Payment Due by Period				
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
(in thousands)					
Long-Term Debt	$100,000	—	—	—	$100,000
Operating Leases	2,230	$1,030	$1,177	$ 23	—
Minimum Royalty Payments	5,151	1,460	3,191	500	—
Total	$107,381	$2,490	$4,368	$523	$100,000

Subsequent to June 30, 2003, we entered into amended licensing agreements with contractual obligations totaling $38.8 million, due as follows: $5.4 million less than 1 year, $9.7 million 1–3 years, $9.2 million 3–5 years, $14.5 million more than 5 years.

The total potential royalty commitments, including payments already made and those contingent upon future events, decreased from $17.2 million at June 30, 2002 to $13.0 million at June 30, 2003. Please refer to Note 11 to our financial statements in this report for additional details. We do not have any special purpose entities for investment or the conduct of our operations. We do have an agreement with IGT related to the operation of *SURVIVOR* branded participation games on its wide-area progressive system, under which we record in our consolidated financial statements our 50% proportionate share of revenues and costs from operating activities under that agreement, and the full value of assets we own and liabilities we incur in connection with the operating activities. We have not entered into any derivative financial instruments, although we have granted stock options and restricted stock to employees, officers, directors and consultants, and warrants to a licensor. We do not currently have any significant firm purchase commitments for raw material inventory.

LIQUIDITY AND CAPITAL RESOURCES

We believe that cash and cash equivalents and short-term investments of $158.0 million at June 30, 2003, exclusive of $2.3 million of restricted cash, along with our available $50.0 million bank revolving line of credit that extends to May 21, 2004, and cash flow from operations, will be adequate to fund the anticipated level of expenses, capital expenditures, cash to be invested in participation games, and the levels of inventories and receivables required in the operation of our business for the next twelve months.

Our cash balance on June 30, 2003 reflects $100 million we received in a private placement of 2.75% convertible subordinated notes due July 15, 2010. In July, subsequent to the end of fiscal 2003, we received an additional $15 million upon the exercise of the overallotment option granted to the initial purchaser of the notes. Net proceeds from the sale of the notes will be used for working capital, capital expenditures and other general corporate purposes, which may include acquisitions or repurchases of shares of our common stock under our existing $25 million stock buyback program.

Our short-term investments primarily consist of Auction Market Preferred Stocks stated at cost, which approximates market value. These investments generally have no fixed maturity date but most have dividend reset dates every 49 days or more. These investments can be liquidated under an auction process on the dividend reset dates subject to a sufficient number of bids being submitted. Our policy is to invest cash with issuers that have a high credit rating and to limit the amount of credit exposure to any one issuer.

Due to our operating loss in fiscal 2003, we have $7.7 million of current income tax receivables on our balance sheet as of June 30, 2003. This tax receivable is based on our ability to receive tax refunds from applying our fiscal 2003 loss against prior years' income and for refunds of tax payments made in fiscal 2003.

We also have $9.2 million of deferred tax assets on our balance sheet as of June 30, 2003. These represent taxable temporary differences expected to reverse in future years, and tax credits and operating losses generated in fiscal 2003 that can be claimed on future returns to reduce current tax due in those years. We believe it is more likely than not that we will realize the benefits of these deferred tax assets. On this basis, we have not provided any valuation allowance as of June 30, 2003. However, valuation allowances could be recorded against these deferred tax assets in future periods if our future estimates of amounts realizable are reduced.

Cash provided by operating activities was $20.0 million for fiscal 2003, which was $40.1 million less than the $60.1 million of cash provided for fiscal 2002. The decrease was due to an $18.2 million decrease in net income from $9.9 million net income in fiscal 2002 to a net loss of $8.3 million in fiscal 2003 and a $24.4 million decrease in changes in operating assets and liabilities from $25.9 million cash inflow in fiscal 2002 to $1.5 million cash inflow in fiscal 2003, partially offset by a $2.8 million increase in depreciation expense. We also recorded a $1.8 million non-cash charge for the write-off of an operating system license agreement in the current year period, and $1.6 million of other non-cash expenses related to intellectual property impairment charges offset by $3.5 million of deferred income taxes. The cash flow from changes in operating assets and liabilities for fiscal 2003 was an inflow of $1.5 million due to an $8.3 million increase in accounts payable and accrued liabilities, a $2.2 million decrease in inventory, largely offset by a $10.1 million increase in other assets from the comparable balances at June 30, 2002. The largest component of the increase in other assets was a $5.6 million increase in long-term prepaid royalties due to advance payments made on brand and technology licensing agreements. The increase in current liabilities includes a $4.0 million accrued liability to our former subsidiary, Midway, related to our tax sharing and tax separation agreements. Cash inflow for fiscal 2002 was primarily due to a decrease in receivables, as a result of lower sales, and inventories, partially offset by an increase in other current assets. We have not experienced significant bad debt expense in any of the periods presented. We anticipate continued low levels of cash provided by operating activities over the next six months due to decreased game sales and higher research and development expenses to implement our technology improvement plan and product line expansion plans.

Cash used for investing activities was $20.7 million for fiscal 2003, compared with $36.5 million for fiscal 2002. Cash used for the purchase of property, plant and equipment for fiscal year 2003 was $13.6 million compared with $16.3 million for the comparable prior-year period. This decrease is due to lower renovation costs in the current fiscal year related to converting our Chicago facility into a technology campus, partially offset by increased costs related to the ongoing implementation of our new enterprise resource planning information system. Cash used for additions to participation games was $21.6 million and $18.5 million for fiscal 2003 and 2002, respectively. The participation game expenditures in fiscal 2003 and fiscal 2002 reflect a relatively greater number of top box conversions and higher component costs. We expect to invest more in participation games in fiscal 2004 than in fiscal 2003 as we begin to convert our installed base to our new *Bluebird* cabinet and prepare for the launch of our proprietary WAP system. We used $2.5 million of cash in fiscal 2002 for the acquisition of Bigfoot Software Research and Development, LLC, which has allowed us to design and develop a proprietary wide-area progressive system. We also received $2.3 million in fiscal 2002 on the sale of land and a building to Midway that they had previously been renting from us. Net cash of $14.6 million was provided by the redemption of short-term investments in fiscal 2003, compared to $1.4 million used for the net purchase of short-term investments in fiscal 2002.

Cash provided by financing activities was $68.1 million for fiscal 2003, compared to cash used in financing activities of $7.5 million in fiscal 2002. In fiscal 2003, we received $100 million from a private offering of 2.75% convertible subordinated notes due July 15, 2010 and incurred $3.5 million in debt issuance costs. We received $0.5 million from the exercise of options to purchase common stock for fiscal 2003, compared with $1.2 million for fiscal 2002 due to a lower number of option exercises. We purchased $28.9 million of outstanding common stock in fiscal 2003, compared to $8.6 million of outstanding common stock purchases in fiscal 2002. The increase in stock purchases in fiscal 2003 compared to fiscal 2002 was based on additional stock repurchase plans authorized by the Board of Directors.

In August 2002, we completed our twelve-month, $20 million common stock share repurchase program that had been authorized by our Board of Directors in January 2002. In September 2002, our Board of Directors authorized an additional twelve-month, $10 million common stock share repurchase program, which we completed in the March 2003 quarter. In April 2003, our Board of Directors authorized a new twelve-month plan to repurchase up to an additional $10 million of our common stock from time to time in open market or privately negotiated transactions. In June 2003, in conjunction with the completion of our $100 million convertible subordinated notes offering, our Board of Directors authorized an expansion of the existing $10 million common stock repurchase plan to $25 million. During the fiscal year ended June 30, 2003, we repurchased 2,348,900 shares for an aggregate price of $28.9 million under all of these programs. Since the inception of the first common stock repurchase program in January 2002, we have repurchased 3,193,500 shares of our common stock, or 9.9% of our previously outstanding shares, for $42.5 million at an average price of $13.31 per share. As of September 1, 2003, we had $12.5 million remaining under the latest buyback program authorized by our Board of Directors. This program could further reduce our cash balance and number of outstanding common shares through April 2004. The timing and actual number of shares to be purchased, if any, will depend on market conditions.

RESULTS OF OPERATIONS

Fiscal 2003 Compared with Fiscal 2002

Consolidated revenues increased 2.3% to $178.7 million in fiscal 2003 from $174.7 million in fiscal 2002. Total revenue increased $4.0 million: $10.2 million from increased product sales partially offset by a $6.2 million decrease in gaming operations revenue. We shipped 6,867 video and mechanical reel-spinning games in fiscal 2003, resulting in product and parts sales of $85.7 million versus 6,916 gaming devices shipped and $75.6 million of product and parts sales in fiscal 2002. Gaming device sales were flat as higher sales to customers outside North America were offset by lower domestic sales as we believe some customers delayed purchases until we introduce our new game platform and cabinet in fiscal 2004. Parts, used games, OEM and game conversion revenues, which are included in product sales revenues, increased 65.0% in the current fiscal year to $28.6 million, compared to $17.3 million in the prior fiscal year. The average sales price decreased from $8,419 in the prior fiscal year to $8,318 in the current fiscal year, primarily due to a change in our mix of products sold.

The decrease in gaming operations revenue was due to a decrease in the average installed base of participation games to a total of 5,509 units in fiscal 2003, compared to 5,790 units installed in fiscal 2002, while the actual installed base declined from 6,162 units at June 30, 2002 to 5,086 units at June 30, 2003. We believe the decline in the installed base resulted from three factors. First, in the first half of fiscal 2003, the average net win of our participation games decreased and casino operators removed games as we were unable to obtain approvals for new games as gaming regulators reviewed upgrades to our legacy operating system. Second, we removed participation games from locations that had low net revenue per day. Third, the decline in the installed base resulted from our current gaming platform not supporting key features and functionality that casino operators now demand, such as some cashless gaming options, multi-denomination and tokenization, as well as an increasingly competitive environment. Following new participation game approvals in the March and June 2003 quarters, we were able to partially refresh our installed base of participation games in the June 2003 quarter. As a result, average net revenue per day per machine increased 11.7% from $37.10 in the March 2003 quarter to $41.44 in the June 2003 quarter. For fiscal 2003, the net revenue per day decreased 2.1% to $39.19 from $40.05.

Consolidated gross profit in fiscal 2003 decreased 3.6% to $105.6 million from $109.6 million in fiscal 2002. The gross margin percentage decreased from 62.7% in fiscal 2002 to 59.1% in fiscal 2003. The decrease in the gross margin percentage resulted from the impact of higher margin gaming operations revenues being 52.0% of total revenue in fiscal 2003 versus 56.7% of total revenues in fiscal 2002. The gross margin on product sales increased from 33.8% in fiscal 2002 to 39.2% in fiscal 2003 due to higher production volumes and higher margin products representing a greater percentage of product sales revenue, partially offset by a decrease in the average sales price per unit. The gross profit margin on gaming operations revenues decreased from 84.8% in fiscal 2002 to 77.4% in fiscal 2003 due to a $1.1 million write down of *SURVIVOR* inventory, a $0.9 million write down of *RAPID ROULETTE* inventory upon the expiration of the distribution agreement, higher royalty rates payable to licensors and the decrease in the average net revenue per day for participation games.

Research and development expenses increased $14.3 million, or 55.1%, in the current fiscal year to $40.3 million from $26.0 million in fiscal 2002 due to the ongoing execution of our technology improvement plan, while preparing to expand our product offerings and increase the number of games we offer our customers. The increase was due to increased headcount and higher engineering project and prototype expenditures, and included costs to adapt our games for distribution to international markets. We expect sequential quarterly increases in research and development expenses in the upcoming fiscal year, after which such expenses should stabilize. During fiscal 2003, we introduced four new games for sale and six new participation games.

Selling and administrative expenses increased 19.4% from $47.1 million in fiscal 2002 to $56.2 million in the current fiscal year. The fiscal 2003 amount includes a $3.5 million pre-tax charge for the purchase of rights to restricted stock at a discount from market value, a $2.5 million write-off of the *RAPID ROULETTE* distribution rights and higher costs incurred related to our re-emergence and the implementation of a new enterprise resource planning information system. We expect that our selling and administrative expenses will continue to grow as we begin commercializing our *CPU-NXT* operating system and *Bluebird* cabinet in order to support our re-emergence and expansion into multiple product lines, which we expect will result in greater operating activities.

Depreciation and amortization increased during the current fiscal year to $26.7 million from $23.9 million in the prior fiscal year. The 11.7% increase in depreciation expense reflects higher depreciation on our recently renovated Chicago technology campus, higher equipment cost per participation game unit, and increased depreciation on video lottery terminals under contract with state lotteries, partially offset by the 4.9% decrease in the average installed base of participation games.

Operating loss was $17.6 million in the current fiscal year, compared to operating income of $12.6 million in the prior fiscal year. The financial results of the current fiscal year reflect lower gross profit of $4.0 million, including a $1.1 million write down of *SURVIVOR* inventory and a $0.9 million write down of *RAPID ROULETTE* inventory upon the expiration of the distribution agreement, $14.3 million increase in research and development spending, and a $9.1 million increase in selling and administrative expense, including a $3.5 million charge from the costs associated with the purchase of rights to restricted stock at a discount from market and a $2.5 million write-off of the *RAPID ROULETTE* distribution rights. The operating income for fiscal 2002 reflects $1.3 million of employee separation costs.

The benefit for income taxes was $6.7 million in the current fiscal year, in contrast to a provision for income taxes of $5.6 million in the prior fiscal year. The benefit was due to the pre-tax loss from continuing operations, and a benefit of $0.7 million from a reduction in fiscal year 2002 taxes as compared to amounts previously provided, partially offset by a $0.6 million provision stemming from the settlement of prior year income tax returns with the Internal Revenue Service and the resulting impact of various tax agreements between us and Midway. The effective tax rate was 44.9% in fiscal 2003, compared to 36.2% in fiscal 2002. This effective rate reflects the beneficial tax treatment of increased export sales, dividend investment income and increased research and development tax credits.

Our net loss was $8.3 million, or $0.27 per diluted share, in the current fiscal year, compared to net income of $9.9 million, or $0.30 per diluted share, in the prior fiscal year. Diluted shares outstanding decreased by 6.6%, due to our repurchase of common stock outstanding.

Fiscal 2002 Compared with Fiscal 2001

Consolidated revenues decreased 33.8% to $174.7 million in fiscal 2002 from $263.8 million in fiscal 2001. Total revenue decreased $89.1 million: $98.0 million from decreased product sales partially offset by an $8.9 million increase in gaming operations revenue. We shipped 6,916 video and mechanical reel type gaming devices in fiscal 2002, resulting in product and parts sales of $75.6 million versus 19,070 gaming devices shipped and $173.6 million of product and parts sales in fiscal 2001. Gaming device sales were lower due to our inability to sell into certain jurisdictions until the summer of 2002 upgrade of our operating system software was approved. The average sales price increased from $8,355 in fiscal 2001 to $8,419 in fiscal 2002, primarily due to a change in our mix of products sold.

The increase in gaming operations revenue was due to an increase in the installed base of participation games to a total of 6,162 units installed at June 30, 2002, compared to 5,857 units installed at June 30, 2001. The installed base increased due to the introduction of three new series of participation games: *HOLLYWOOD SQUARES, PAC-MAN,* and *SURVIVOR.* Average net revenue per day per machine decreased from $43.76 in fiscal 2001 to $40.05 in fiscal 2002. This decrease resulted primarily from the lack of approvals for new game titles to refresh the installed base of *MONOPOLY* and *Puzzle Pays* participation games as regulators awaited approval of the summer of 2002 upgrade of our operating system software.

Consolidated gross profit in fiscal 2002 decreased 29.4% to $109.6 million from $155.2 million in fiscal 2001. The gross margin percentage increased from 58.9% in fiscal 2001 to 62.7% in fiscal 2002. The increase in the gross margin percentage resulted from the impact of higher margin gaming operations revenues being 56.7% of total revenue in fiscal 2002 versus 34.2% of total revenues in fiscal 2001. The gross margin on product sales decreased from 44.8% in fiscal 2001 to 33.8% in fiscal 2002 due to lower overall sales of products. The gross profit margin on gaming operations revenues decreased slightly from 85.8% in fiscal 2001 to 84.8% in fiscal 2002 due to higher replacement part and conversion costs on fully depreciated machines still in service and the lower average net revenue per day per machine.

Research and development expenses increased $9.6 million, or 58.0%, in fiscal 2002 to $26.0 million from $16.4 million in fiscal 2001 as we continued to invest in people and technologies to develop new games, product platforms and operating systems, to execute on our three-part technology improvement plan, and to pursue our business strategy to become a full service gaming device provider to our customers. The increase was due to higher engineering expenditures and increased headcount, and included costs to adapt our games for distribution to international markets. We anticipate that higher staffing levels will allow us to increase the number of new games we introduce in the coming years. During fiscal 2002, we introduced five new games for sale and four new participation games.

Selling and administrative expenses decreased 35.0% from $72.4 million in fiscal 2001 to $47.1 million in fiscal 2002. The fiscal

2001 amount includes a $20.3 million pre-tax charge for an executive buyout agreement. Excluding this nonrecurring charge and the $0.7 million charge in the December 2001 quarter to effect a reduction in force, selling and administration expenses decreased 11.0% due to our efforts to manage controllable expenses and the headcount reductions.

Corporate relocation expenses of $3.7 million in fiscal 2001 represents costs associated with the relocation and centralization of our corporate headquarters, manufacturing, Chicago regional distribution and warehousing facilities to Waukegan, Illinois.

Depreciation and amortization increased during fiscal 2002 to $23.9 million from $18.5 million in fiscal 2001 due to the increased average installed base of participation games and higher top box costs. The average installed base was 5,790 units for fiscal 2002 compared to 4,850 units for fiscal 2001. The 29.2% increase in depreciation expense reflects the 19.4% increase in the average installed base of participation games and more expensive top box costs, partially offset by a reduction in depreciation on those participation games originally installed in fiscal 1999 and 2000 that have been depreciated to estimated salvage value.

Operating income was $12.6 million in fiscal 2002, compared to $44.2 million in fiscal 2001. The financial results of fiscal 2001 reflect the pre-tax charge of $20.3 million from the costs associated with an executive buyout agreement and $3.7 million of costs associated with our relocation to Waukegan, Illinois, while the financial results for fiscal 2002 reflect lower gross profits coupled with $1.3 million of employee separation costs, higher research and development costs related to new products and the three-part technology improvement plan, as well as higher depreciation costs related to participation games.

The provision for income taxes on continuing operations decreased to $5.6 million in fiscal 2002 from $18.1 million in fiscal 2001. The decrease was due to lower pre-tax income in fiscal 2002. The effective tax rate was 36.2% in fiscal 2002, compared to 36.1% in fiscal 2001. This effective rate reflects the beneficial tax treatment of foreign sourced income, dividend investment income and tax credits.

Income from continuing operations was $9.9 million, or $0.30 per diluted share, in fiscal 2002, compared to $31.9 million, or $1.00 per diluted share, in fiscal 2001.

Net income, which includes continuing operations and discontinued operations was $9.9 million in fiscal 2002, or $0.30 per diluted share, compared to $36.3 million, or $1.13 per diluted share in fiscal 2001.

IMPACT OF INFLATION

During the past three years, the general level of inflation affecting us has been relatively low. Our ability to pass on future cost increases in the form of higher sales prices will depend on the prevailing competitive environment and the acceptance of our products in the marketplace.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks in the ordinary course of our business, primarily associated with interest rate and foreign currency fluctuations. We do not currently hedge either of these risks, or utilize financial instruments for trading or other speculative purposes.

Interest Rate Risk

We have exposure to interest rate risk from our convertible subordinated notes and short-term line of credit. The notes are at a fixed rate and the short-term line of credit is at a variable rate.

As of June 30, 2003, we had $100 million of convertible fixed-rate debt with an interest rate of 2.75% and a fair value of $100 million. Using a discounted cash flow model, we currently estimate that a 50 basis point change in the prevailing market interest rates would impact the fair value of our fixed rate debt by approximately $3.7 million, but would not be material to cash flows or future results of operations.

In May 2003, we renewed a $50 million 364-day revolving line of credit to provide us with additional liquidity to meet our short-term financing needs. Borrowings under this facility bear interest at a certain percentage above the agent's prime rate. There were no outstanding borrowings under this facility as of June 30, 2003.

Foreign Currency Risk

We have subsidiaries in Spain, Canada, South Africa and Australia for distribution, marketing and development operations. These subsidiaries transact business in their respective foreign currencies and are exposed to risks resulting from fluctuations in foreign currency exchange rates. We estimate that a hypothetical 10% strengthening (or weakening) of the U.S. dollar for fiscal 2003 would have resulted in a pretax loss (or gain) of about $0.4 million. In addition, we cannot be assured that there will not be restrictions of currency movements imposed by foreign governments.

The net assets of these subsidiaries are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in stockholders' equity. Such translation resulted in unrealized gains of $0.3 million and $0.9 million for fiscal 2003 and 2002, respectively.

CONTROLS AND PROCEDURES

As of the end of the period covered by our report on Form 10-K, our Chief Executive Officer and our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that material information about us and our subsidiaries, including the material information required to be disclosed in our filings under the Exchange Act, is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, par value $0.50, trades publicly on the New York Stock Exchange under the symbol "WMS." The following table shows the high and low sale prices of our common stock for the two most recent fiscal years, as reported on the NYSE:

	High ($)	Low ($)
Fiscal Year Ended June 30, 2003		
First Quarter	16.30	9.28
Second Quarter	18.10	11.96
Third Quarter	15.82	10.50
Fourth Quarter	17.70	12.00
Fiscal Year Ended June 30, 2002		
First Quarter	32.40	15.50
Second Quarter	21.67	16.90
Third Quarter	20.95	14.25
Fourth Quarter	19.20	12.15

On September 16, 2003, there were approximately 981 holders of record of our common stock.

No cash dividends were declared or paid on our common stock during fiscal 2003 or 2002. The payment of future cash dividends will depend upon, among other things, our earnings, anticipated expansion and capital requirements and financial condition. We do not expect to pay cash dividends in the foreseeable future.

We have agreed to make additional payments of interest on our convertible subordinated notes if we declare a cash dividend on our common stock. The amount of the payments will be equal to the cash dividends that would be payable to the holders of the notes if the holders had converted their notes into shares of our common stock on the record date for the dividend. However, no such payment will be made if the dividend that would otherwise trigger the payment causes an adjustment to the note conversion rate.

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian R. Gamache, Chief Executive Officer of WMS Industries Inc., certify that:

1. I have reviewed the annual report on Form 10-K of WMS Industries Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 24, 2003

Brian R. Gamache
President and Chief Executive Officer

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Scott D. Schweinfurth, Chief Financial Officer of WMS Industries Inc., certify that:

1. I have reviewed the annual report on Form 10-K of WMS Industries Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 24, 2003

Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and Treasurer

AUDIT AND ETHICS COMMITTEE REPORT

The Audit and Ethics Committee of our Board of Directors is composed of three independent directors, as defined in the existing NYSE Listed Company Manual, paragraph 303.01(B), and operates under a written charter adopted by the Board. WMS' management is responsible for its internal accounting controls and the financial reporting process. Our independent auditors, Ernst & Young LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and to issue a report thereon. The Audit and Ethics Committee's responsibility is to monitor and oversee these processes.

In keeping with that responsibility, the Audit and Ethics Committee has reviewed and discussed WMS' audited consolidated financial statements with management. In addition, the Audit and Ethics Committee has discussed with WMS' independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," as amended.

The Audit and Ethics Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and has discussed with the independent auditors their independence.

Based on the Audit and Ethics Committee's discussions with management and the independent auditors and the Audit and Ethics Committee's review of the representations of management and the report of the independent auditors, the Audit and Ethics Committee recommended to our Board of Directors that the audited consolidated financial statements be included in WMS' Annual Report on Form 10-K for the year ended June 30, 2003 for filing with the United States Securities and Exchange Commission.

This report is respectfully submitted by the Audit and Ethics Committee of the Board of Directors.

William E. McKenna (Chairman)

William C. Bartholomay

Ira S. Sheinfeld

Report of INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. and subsidiaries at June 30, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
August 11, 2003

Consolidated BALANCE SHEETS

June 30,	2003	2002
(in thousands, except share amounts)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 99,640	$ 31,421
Restricted cash	2,326	1,250
Short-term investments	58,341	72,909
	160,307	105,580
Receivables, net of allowances of $2,354 in 2003 and $2,642 in 2002	25,073	24,820
Notes receivable, current portion	12,033	11,589
Income tax receivable	7,722	9,491
Inventories:		
Raw materials and work in progress	13,937	15,448
Finished goods	15,869	14,225
	29,806	29,673
Other current assets	15,766	11,532
Total current assets	250,707	192,685
Gaming operations machines, net	27,590	31,514
Property, plant and equipment, net	50,213	41,546
Other assets	22,466	15,420
Total assets	$350,976	$281,165
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 10,717	$ 7,646
Accrued compensation and related benefits	3,065	4,770
Other accrued liabilities	16,009	9,221
Total current liabilities	29,791	21,637
Convertible subordinated notes	100,000	—
Commitments and contingencies (see Note 11)		
Stockholders' equity:		
Preferred stock (5,000,000 shares authorized, none issued)	—	—
Common stock (32,358,315 shares issued in 2003 and 32,346,519 shares issued in 2002)	16,179	16,173
Additional paid-in capital	197,009	198,347
Retained earnings	43,958	52,245
Accumulated other comprehensive income	1,107	67
Unearned restricted stock (29,912 shares in 2003 and 250,000 shares in 2002)	(298)	(1,960)
Treasury stock, at cost (2,882,995 shares in 2003 and 372,812 shares in 2002)	(36,770)	(5,344)
Total stockholders' equity	221,185	259,528
Total liabilities and stockholders' equity	$350,976	$281,165

See notes to consolidated financial statements.

Consolidated Statements of OPERATIONS

Years Ended June 30,	2003	2002	2001
(in thousands, except per share amounts)			
Revenues:			
Product sales	$ 85,721	$ 75,558	$173,572
Gaming operations	93,005	99,136	90,200
Total revenues	178,726	174,694	263,772
Costs and expenses:			
Cost of product sales	52,108	50,020	95,765
Cost of gaming operations	21,026	15,108	12,772
Research and development	40,300	25,977	16,443
Selling and administrative	56,225	47,088	72,404
Depreciation and amortization	26,677	23,892	18,496
Corporate relocation	—	—	3,653
Total costs and expenses	196,336	162,085	219,533
Operating income (loss)	(17,610)	12,609	44,239
Interest and other income	2,579	2,841	5,748
Income (loss) from continuing operations before income taxes	(15,031)	15,450	49,987
Provision (benefit) for income taxes	(6,744)	5,596	18,069
Income (loss) from continuing operations	(8,287)	9,854	31,918
Discontinued operations, net of applicable income taxes:			
Income related to discontinuance of pinball and cabinets segments	—	—	4,409
Net income (loss)	$ (8,287)	$ 9,854	$ 36,327
Basic earnings (loss) per share of common stock:			
Income (loss) from continuing operations	$ (0.27)	$ 0.31	$ 1.01
Net income (loss)	$ (0.27)	$ 0.31	$ 1.15
Diluted earnings (loss) per share of common stock:			
Income (loss) from continuing operations	$ (0.27)	$ 0.30	$ 1.00
Net income (loss)	$ (0.27)	$ 0.30	$ 1.13
Average number of shares outstanding—basic	30,382	32,054	31,557
Average number of shares outstanding—diluted	30,382	32,542	32,050

See notes to consolidated financial statements.

Consolidated Statements of STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands, except share amounts)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Restricted Stock	Treasury Stock, at Cost	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance, June 30, 2000	$15,460	$184,278	$ 6,064	$ —	$ —	$ (382)	$205,420	
Net income			36,327				36,327	$36,327
Exercise of stock options and related tax benefits	658	13,998					14,656	
Foreign currency translation adjustment				(17)			(17)	(17)
Balance, June 30, 2001	16,118	198,276	42,391	(17)	—	(382)	256,386	$36,310
Net income			9,854				9,854	$ 9,854
Exercise of stock options and related tax benefits	55	1,519					1,574	
Issuance of options to consultants		257					257	
Issuance of 250,000 restricted shares from treasury		(1,705)			(1,960)	3,665	—	
Purchase of 545,500 treasury shares						(8,627)	(8,627)	
Minimum pension liability				(187)			(187)	(187)
Foreign currency translation adjustment				271			271	271
Balance, June 30, 2002	16,173	198,347	52,245	67	(1,960)	(5,344)	259,528	$ 9,938
Net loss			(8,287)				(8,287)	$ (8,287)
Exercise of stock options and related tax benefits	6	(27)				735	714	
Issuance of options to consultants		45					45	
Issuance of restricted shares from treasury		(43)			(298)	381	40	
Return of 250,000 restricted shares to treasury		1,705			1,960	(3,665)	—	
Purchase of 2,348,900 treasury shares						(28,877)	(28,877)	
Midway tax adjustments		(3,018)					(3,018)	
Minimum pension liability				187			187	187
Foreign currency translation adjustment				853			853	853
Balance June 30, 2003	$16,179	$197,009	$43,958	$1,107	$ (298)	$(36,770)	$221,185	$ (7,247)

See notes to consolidated financial statements.

Consolidated Statements of CASH FLOWS

Years Ended June 30,	2003	2002	2001
(in thousands)			
Cash Flows From Operating Activities			
Net income (loss)	$ (8,287)	$ 9,854	$ 36,327
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
(Income) related to discontinued operations	—	—	(4,409)
Depreciation	26,677	23,892	18,496
Provision for bad debts	—	—	815
Non-cash write-off of licensed technology	1,750	—	—
Non-cash losses and expenses	1,583	288	3,177
Deferred income taxes	(3,528)	(215)	(2,954)
Tax benefit from exercise of common stock options	250	406	7,228
Increase (decrease) resulting from changes in operating assets and liabilities:			
Restricted cash	(1,076)	(1,250)	—
Receivables	(697)	23,666	(6,623)
Income taxes	1,769	3,483	(7,325)
Inventories	2,212	3,273	(11,804)
Other current assets	1,054	(7,428)	(880)
Other assets	(10,079)	4,809	(7,600)
Accounts payable and accrued liabilities	8,341	(646)	(449)
Net cash provided by operating activities	19,969	60,132	23,999
Cash Flows From Investing Activities			
Purchase of property, plant and equipment	(13,641)	(16,344)	(8,124)
Additions to participation gaming machines	(21,622)	(18,531)	(18,844)
Acquisition, net of cash acquired	—	(2,500)	—
Proceeds from asset disposal	—	2,274	—
Purchase of short-term investments	(7,832)	(1,385)	(93,024)
Proceeds from short-term investments	22,400	—	82,300
Net cash used by investing activities	(20,695)	(36,486)	(37,692)
Cash Flows From Financing Activities			
Cash received on exercise of stock options	464	1,168	7,428
Gross proceeds from issuance of convertible notes	100,000	—	—
Debt issuance costs	(3,495)	—	—
Purchase of treasury stock	(28,877)	(8,627)	—
Net cash provided (used) by financing activities	68,092	(7,459)	7,428
Cash Flows From Discontinued Operations	—	—	1,376
Effect of Exchange Rates on Cash	853	271	(17)
Increase (decrease) in cash and cash equivalents	68,219	16,458	(4,906)
Cash and cash equivalents at beginning of year	31,421	14,963	19,869
Cash and cash equivalents at end of year	$ 99,640	$ 31,421	$ 14,963

See notes to consolidated financial statements.

NOTE 1 | *Business Overview*

We are engaged in one business segment: the design, manufacture, and marketing of slot machines (video and mechanical reel type) and video lottery terminals and gaming operations consisting of placement of participation and wide-area progressive games in gaming venues and licensing our games to third parties. We serve the gaming industry worldwide. Although production remains exclusively in the United States, sales and service offices are located in the United States, Canada, Australia, Spain and South Africa. International business activities have become increasingly important to us. See Note 3, below.

We market our gaming machines in two principal ways. First, we sell gaming machines, conversion kits, parts, used equipment and equipment manufactured under original equipment manufacturing agreements to casinos and other licensed gaming machine operators. Second, we license our games to third parties for distribution and we lease gaming machines to casinos and other licensed gaming machine operators for payments based upon (1) a percentage of the net win of the gaming machines, (2) fixed daily fees or (3) in the case of games on a WAP system, a percentage of the amount wagered. WAP systems are electronically linked systems of gaming devices joined by a central computer, that allow the system to build a progressive jackpot with every wager made on the system. The current WAP systems are operated under an agreement with a WAP system provider whereby the profits of the games on the WAP system are shared equally. We refer to games leased under any of these arrangements as "participation games" and when combined with royalties we receive under license agreements with third parties to distribute our games, we refer to this as our "gaming operations."

On June 25, 2003, we completed a private placement of $100 million principal amount of 2.75% convertible subordinated notes due July 15, 2010. On July 3, 2003, we issued an additional $15 million upon exercise of the overallotment option in the note agreement. We have registered the resale of the notes and underlying common stock with the SEC.

On August 10, 2000, we announced the discontinuance of our contract manufacturing segment with operations ceasing on September 30, 2000. Accordingly, the financial position, results of operations and cash flows of this segment has been reported as discontinued operations in the consolidated financial statements.

In fiscal 2001, we recorded an after-tax gain of $1.3 million, which reflects the final adjustments to our fiscal 2000 estimated loss on the disposal of our pinball and cabinet segment and the related tax expense. In addition, we recorded a tax benefit of $3.1 million related to the write-off for tax purposes of $8.6 million of goodwill associated with the original acquisition of our discontinued pinball business in 1969. The basic and diluted earnings per share of discontinued operations, net of applicable income taxes, for fiscal 2001 was $0.14 and $0.13 per share, respectively.

NOTE 2 | *Principal Accounting Policies*

Consolidation Policy

Our consolidated financial statements include the accounts of WMS and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. We account for our joint operating agreement with IGT for the current WAP systems for which no legal entity exists, in our consolidated financial statements by recording our proportionate share of revenues and expenses from operating activities and the full value of all of the assets we own and liabilities we owe related to this agreement. The purpose of the joint operating agreement is to combine our licensing rights and game design expertise with the proprietary WAP computer system of IGT. We design and market the games manufactured by IGT who places such games in casinos on its WAP system.

Certain prior year balances have been reclassified to conform with the current year presentation.

Use of Estimates

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Such preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents, and Restricted Cash

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. Restricted cash of $2.4 million and $1.3 million at June 30, 2003 and 2002, respectively, is required for funding WAP systems jackpot payments.

Short-Term Investments

All investments are recorded at cost, which approximates market value. Short-term investments consist principally of Auction Market Preferred Stocks that generally have no fixed maturity dates but have dividend reset dates generally every 49 days or more.

Accounts Receivable, Notes Receivable and Allowance for Doubtful Accounts

We carry our accounts and notes receivable at face amounts less an allowance for doubtful accounts. On a periodic basis, we evaluate our receivables and establish the allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and our history of write-offs and collections. Our policy is to generally not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payments have not been received within agreed upon invoice terms. With regard to notes receivable, interest income is recognized ratably over the life of the note receivable and any related fees or costs to establish the notes are charged to expense as incurred, as they are considered to be insignificant.

Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

Freight and Warehousing Costs

Freight and warehousing costs are included in costs of product sales and costs of gaming operations in the statement of operations.

Long-Lived Assets

Property, plant and equipment and gaming operations machines are stated at cost and depreciated by the straight-line method over their estimated useful lives. Significant replacements and improvements are capitalized. Other maintenance and repairs are expensed. The annual provision for depreciation has been computed in accordance with the following ranges of asset lives: buildings and improvements, 10 to 30 years; leasehold improvements over the lease term; machinery and equipment, 3 to 8 years; participation games, 2 years; and furniture and fixtures, 10 years.

We review the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When an impairment loss is to be recognized for an asset, it is measured by comparing the carrying value to the fair value. Fair value is generally measured as the present value of estimated future cash flows.

Goodwill and indefinite lived intangible assets are not amortized but are reviewed annually, or more frequently if an event occurs or circumstances change, for indications that the asset might be impaired. Any impairment loss is charged to expense in the period in which such loss is determined. Identified intangible assets with finite lives, including licensed technology and patents, are amortized using the straight-line method over their estimated useful lives. We continually evaluate the reasonableness of the useful lives of these assets, and any change in the lives assigned to amortizable assets will impact results of operations.

We recorded $0.8 million of goodwill associated with our acquisition of Big Foot Software Development and Research, LLC in July 2001. An additional $1.5 million of contingent consideration had been deposited into an escrow account subject to the future fulfillment of specified conditions in the purchase contract. As of June 30, 2003, we determined that specified milestones had been achieved and $0.8 million of the contingent consideration was recorded and goodwill was increased accordingly. We did not record any impairment charges related to goodwill for fiscal 2003, 2002 or 2001.

Other assets include royalty and licensing advances made in connection with licensing agreements we have for the use of third-party intellectual property. The royalty and licensing advances will be amortized based on the contractual terms or the life of the asset once the products are commercialized. At June 30, 2003, $13.2 million of advance payments of royalties are included in the balance sheet. Amortization expense, which is included in cost of gaming operations in the statement of operations is estimated, for fiscal years 2004, 2005, 2006, 2007 and 2008 to be $2.1 million, $5.5 million, $4.1 million, $1.4 million and $0.1 million, respectively. To the extent the products developed would not fully recover the guaranteed minimum amounts, we would record an immediate charge against earnings at the time of such determination. In fiscal 2003, we recorded charges of $5.7 million for the impairment of royalty and licensing advances, because we had determined that these intangible assets had no future value to us.

Revenue Recognition

Product sales are made for cash, on normal credit terms of 90 days or less, and over longer term payment plans. Revenue is recognized from product sales when the title to the product and the risk and rewards of ownership transfer to the customer. Gaming operations revenues under operating type lease agreements are estimated and recognized when earned. Lease agreements are based on either a pre-determined percentage of the daily net win of each gaming machine or a fixed daily rental fee. WAP revenues are based upon a predetermined percentage of amounts wagered, or coin in, on each gaming machine and are recognized as earned.

Advertising Expense

The cost of advertising is charged to earnings as incurred and for fiscal years 2003, 2002 and 2001 was $0.7 million, $0.8 million, and $0.8 million, respectively.

Research and Development Costs

Expenditures relating to the development of new products, including improvements to existing products are expensed as incurred.

Foreign Currency Translation

The local currency is the functional currency (primary currency in which business is conducted) for our operations in Canada, Spain, Australia and South Africa. Adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a separate component of stockholders' equity. Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

Earnings (Loss) Per Share

The reconciliation of the numerators and denominators of the basic and diluted earning (loss) per share from continuing operations was:

Year Ended June 30, 2003	(Loss)	Shares	Per Share Amount
(in thousands, except per share amounts)			
Basic EPS			
Loss applicable to common stock	$(8,287)	30,382	$(0.27)
Effect of dilutive securities:			
—options	—	—	—
—convertible notes	—	—	—
Diluted EPS			
Loss applicable to common stock	$(8,287)	30,382	$(0.27)

Year Ended June 30, 2002	Income	Shares	Per Share Amount
(in thousands, except per share amounts)			
Basic EPS			
Income applicable to common stock	$ 9,854	32,054	$ 0.31
Effect of dilutive securities—options	—	488	0.01
Diluted EPS			
Income applicable to common stock	$ 9,854	32,542	$ 0.30

Year Ended June 30, 2001	Income	Shares	Per Share Amount
(in thousands, except per share amounts)			
Basic EPS			
Income applicable to common stock	$31,918	31,557	$ 1.01
Effect of dilutive securities—options	—	493	.01
Diluted EPS			
Income applicable to common stock	$31,918	32,050	$ 1.00

Shares of common stock underlying options and our $100 million of convertible subordinated notes were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive. Had we earned net income in fiscal 2003, incremental shares attributable to the assumed exercise of outstanding options and issuance of shares assuming conversion of the convertible notes would have increased diluted shares outstanding by 366,908 shares.

The options expire between 2007 and 2010 and the convertible notes mature in 2010. The 29,912 shares of unearned restricted stock were also not included in the computation of diluted earnings per share in fiscal years 2003 or 2002.

Options to purchase 835,000 shares of common stock were outstanding during the year ended June 30, 2002 but were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the common shares for the year. The options expire between 2007 and 2010.

The 250,000 shares of unearned restricted stock were not included in the computation of diluted earnings per share in fiscal 2003 or 2002.

Stock-Based Employee Compensation

We have elected to continue to follow the intrinsic value based method prescribed by APB Opinion No. 25 to account for stock options granted to employees and directors, as allowed by SFAS No. 123. Under APB No. 25, we do not recognize compensation expense upon the issuance of stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

The following table presents a comparison of the reported net income, earnings per share and compensation cost of options granted to employees to the pro forma amounts that would have been reported if stock option compensation expense had been determined using the fair value method allowed by SFAS No. 123 for the three years ended June 30, 2003:

(in thousands, except per share amounts)	2003	2002	2001
As reported:			
Net income (loss)	$ (8,287)	$9,854	$36,327
Earnings (loss) per share:			
Basic	$ (0.27)	$ 0.31	$ 1.15
Diluted	$ (0.27)	$ 0.30	$ 1.13
Stock-based employee compensation cost, net of related tax effects, included in the determination of net income (loss)	$ —	$ —	$ —
Pro forma amounts if the fair value method had been applied to all stock compensations awards:			
Pro forma net income (loss)	$(15,212)	$3,262	$33,230
Pro forma earnings (loss) per share:			
Basic	$ (0.50)	$ 0.10	$ 1.05
Diluted	$ (0.50)	$ 0.10	$ 1.04
Stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income (loss)	$ 6,925	$6,592	$ 3,097

The pro forma fair value of each option grant is estimated on the date of grant or modification using the Black-Scholes option-pricing model with the following weighted average assumptions used for modifications and grants in fiscal 2003, 2002 and 2001: dividend yield 0% for all three years; expected volatility of .46 in fiscal 2003, .44 in fiscal 2002 and .60 in fiscal 2001; risk-free interest rates of 3.56% in 2003, 4.00% in 2002, and 5.00% in 2001; and expected life of the options of six years for all three years. The weighted average pro forma fair value, using the Black-Scholes assumptions noted above, of the options granted during fiscal years 2003, 2002 and 2001 was $6.52, $8.04 and $11.25, respectively.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of a long-lived asset. We adopted SFAS No. 143 effective July 1, 2002 and such adoption did not have a material effect on our balance sheet, statement of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." This statement requires that the same accounting model be used to recognize an impairment loss for long-lived assets, whether they are to be held and used, disposed of by sale, or disposed of other than by sale. This would apply to both previously held and used or newly acquired assets. It also broadens the presentation of discontinued operations to include more disposal transactions. We adopted SFAS No. 144 effective July 1, 2002 and such adoption did not have a material effect on our balance sheet, statement of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, and that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. It nullifies Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. We early adopted SFAS No. 146 effective July 1, 2002 and such adoption did not have a material effect on our balance sheet, statement of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 provides alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation, but does not require companies to use the fair value method. It also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28 to require disclosures in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The provisions of this statement are effective for fiscal years ending after December 15, 2002 and for interim reporting periods beginning after December 15, 2002. We adopted the disclosure provisions of SFAS No. 148 in the quarter ending December 31, 2002 and such adoption did not have a material effect on our balance sheet, statement of operations or cash flows.

In November 2002, the FASB issued FASI No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires certain guarantees to be initially recognized and recorded at fair value, and also increases disclosure requirements related to guarantees. The initial recognition provisions are applicable to guarantees issued or modified after December 31, 2002. We adopted FASI No. 45 in the quarter ending December 31, 2002, and such adoption did not have a material impact on our balance sheet, statement of operations or cash flows.

NOTE 3 | *Information on Geographic Areas*

Product sales and gaming operations revenues from customers in Europe, Canada, Latin America and Asia amounted to approximately $48.4 million or 27.1%, $30.7 million or 17.6%, $21.0 million or 8.0% of total revenues for fiscal years 2003, 2002 and 2001, respectively. Substantially all of our revenues from customers outside the United States are usually denominated in U.S. dollars. At June 30, 2003, 2002 and 2001, 19.7%, 19.2% and 5.5%, respectively, of trade accounts receivable are from customers located outside of the United States.

Year Ended June 30	2003	2002	2001
(in thousands)			
Revenues:			
United States	$130,300	$143,997	$242,772
Russia	16,340	3,698	—
Canada	9,660	11,824	11,929
All others, less than 3% each	22,426	15,175	9,071
Total	$178,726	$174,694	$263,772
Long-lived assets:			
United States	$ 75,762	$ 71,195	$ 62,545
Canada	989	1,286	856
All others, less than 1% each	1,052	579	981
Total	$ 77,803	$ 73,060	$ 64,382

The geographic sales information is by country of destination. Our operations outside the United States include participation games located in Canada, Europe and South Africa, sales offices in Spain and South Africa and a research and development office in Australia.

NOTE 4 | *Property, Plant and Equipment and Gaming Operations Machines*

At June 30, net property, plant and equipment were:

(in thousands)	2003	2002
Land	$ 2,608	$ 2,608
Buildings and improvements	35,152	30,264
Machinery and equipment	28,747	21,127
Furniture and fixtures	6,479	5,404
	72,986	59,403
Less accumulated depreciation	(22,773)	(17,857)
Net property, plant and equipment	$ 50,213	$ 41,546

At June 30, net gaming operations machines were:

(in thousands)	2003	2002
Gaming machines	$ 76,283	$ 78,748
Less accumulated depreciation	(48,693)	(47,234)
Net gaming operations machines	$ 27,590	$ 31,514

The Company reclassified $2.3 million net book value of gaming operations machines to inventory during fiscal 2003.

NOTE 5 | *Other Assets*

At June 30, other assets were:

(in thousands)	2003	2002
Deferred tax assets—non-current	$ 1,909	$ 3,669
Notes receivable	2,038	800
Prepaid royalties and licensing advances	11,051	5,414
Receivable from Midway	—	3,207
Goodwill	1,578	828
Deferred financing costs	3,495	—
Other	2,395	1,502
Total other assets	$22,466	$15,420

NOTE 6 | *Other Accrued Liabilities*

At June 30, other accrued liabilities were:

(in thousands)	2003	2002
Accrued property taxes	$ 1,134	$ 1,211
Midway tax separation liability	4,000	—
Royalties payable	3,947	3,897
Software anomaly reserves	2,661	1,163
Sales taxes payable	1,014	872
Other accrued liabilities	3,253	2,078
Total other accrued liabilities	$16,009	$ 9,221

NOTE 7 | *Income Taxes*

The following is a summary of income (loss) from continuing operations before income taxes of U.S. and international operations for the three years ended June 30, 2003:

(in thousands)	2003	2002	2001
United States	$(16,131)	$14,846	$49,869
International	1,100	604	118
Total	$(15,031)	$15,450	$49,987

Significant components of the provision (benefit) for income taxes for the three years ended June 30, 2003 were:

(in thousands)	2003	2002	2001
Current			
Federal	$(3,926)	$4,449	$11,064
State	—	637	2,570
Foreign	460	319	161
Total current	(3,466)	5,405	13,795
Deferred			
Federal	(2,655)	(101)	(2,721)
State	(978)	(9)	(233)
Foreign	105	(105)	—
Total deferred	(3,528)	(215)	(2,954)
Provision for tax benefit resulting from stock options	250	406	7,228
Provision (benefit) for income taxes on continuing operations	(6,744)	5,596	18,069
Benefit for income taxes on discontinued operations	—	—	(1,807)
Income tax provision (benefit), net	$(6,744)	$5,596	$16,262

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Significant components of our deferred tax assets and liabilities at June 30 were:

(in thousands)	2003	2002
Deferred tax assets resulting from:		
Current:		
Net operating loss carryforward	$2,312	$ —
Research and development tax credit carryforward	1,229	—
Receivables valuation	1,050	1,187
Inventory valuation	1,541	175
Accrued items not currently deductible	1,517	969
Total current	7,649	2,331
Non-current:		
Foreign tax credit carryforward	1,254	—
Book over tax depreciation	457	3,366
Other	198	303
Total deferred tax assets	9,558	6,000
Deferred tax liabilities resulting from:		
Other	335	305
Net deferred tax assets	$9,223	$ 5,695

No deferred tax provision has been made for United States taxes related to approximately $1.7 million of undistributed earnings of foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing, if and when the remittance occurs.

At June 30, 2003, we had $1.2 million of research and development tax credit carryforwards expiring from 2021 through 2023, $1.3 million of foreign tax credit carryforwards expiring from 2006 through 2008, $22.1 million of state operating loss carryforwards expiring from 2008 through 2018, and $3.8 million of federal operating loss carryforwards expiring in 2023. At June 30, 2003, management believes it is more likely than not that we will realize the benefit of these net deferred tax assets, including the net operating loss carryforwards and research and development tax credit carryforwards. Accordingly, we believe that no valuation allowance is required for the deferred tax assets. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The provision (benefit) for income taxes on continuing operations differs from the amount computed using the statutory federal income tax rate for fiscal years 2003, 2002 and 2001 as follows:

	2003	2002	2001
Statutory federal income tax rate	(35.0)%	35.0%	35.0%
State income taxes, net of federal benefit	(2.9)	2.9	2.9
Dividend received deduction on investment income	(2.0)	(2.6)	(1.3)
Research tax credits	(3.8)	(1.8)	(0.6)
Permanent items	0.9	1.4	0.8
Foreign rate differential	2.4	(0.4)	(1.0)
Reduction of prior year's taxes	(4.4)	—	—
Other, net	(0.1)	1.7	0.3
Effective tax rate	(44.9)%	36.2%	36.1%

For fiscal 2003, we have included in "other, net" a 10.6% or $1.6 million alternate minimum tax credit refund, an 11.3% or $1.7 million benefit related to the settlement of prior year tax returns as a result of an examination by the Internal Revenue Service, and a

2.8% or $1.1 million ETI benefit, largely offset by a provision of 25.7% or $3.9 million related to fully reserving our tax advance receivables from Midway, a former subsidiary, under terms of tax sharing and separation agreements entered into prior to the spin-off date, due to the uncertainty of the payback period. For federal purposes, our income tax returns have been examined through fiscal 2001.

NOTE 8 | *Line of Credit and Convertible Subordinated Notes*

We recently renewed an unused line of credit for $50.0 million under a revolving credit agreement for a one-year term to May 21, 2004, which contains usual credit terms for a bank line. No borrowing occurred on the line in fiscal 2003 and 2002.

In June 2003, we issued $100.0 million of convertible subordinated notes bearing interest at 2.75% maturing on July 15, 2010. The notes are exchangeable at any time into an aggregate of 5,055,611 shares of our common stock at a conversion price of $19.78 per share, subject to adjustment. The notes are subordinated in right of payment to all existing and future senior debt and will be effectively subordinated to all of the indebtedness and liabilities of our subsidiaries. The notes are not callable. On July 3, 2003, we issued an additional $15 million of convertible subordinated notes under identical terms to cover an overallotment option granted to the initial purchaser of the notes, exchangeable at any time into an aggregate of 758,342 shares of common stock at a conversion price of $19.78 per share.

We have no maturities of debt or sinking fund requirements through June 30, 2008.

NOTE 9 | *Stockholders' Equity and Common Stock Plans*

Our authorized common stock consists of 100,000,000 shares of $.50 par value. Additionally, there are 5,000,000 shares of $.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by our Board of Directors.

On April 6, 1998, the WMS Rights Agreement became effective. Under the Rights Agreement, each share of our common stock has an accompanying right to purchase, under certain conditions, one one-hundredth of a share of our Series A Preferred Stock at an exercise price of $100, permitting each holder to receive $200 worth of our common stock valued at the then current market price. The rights become exercisable if any person or entity that did not, before the Plan was adopted, own 15% or more of our common stock acquires beneficial ownership of 15% or more of our common stock. The rights are redeemable by us at $.01 per right, subject to certain conditions, at any time and expire in 2007.

At June 30, 2003, 5,224,277 shares of common stock were reserved for possible issuance under stock option plans. We utilize the Black-Scholes pricing model to determine the fair value of equity instruments issued in exchange for goods or services. No such options were issued in fiscal 2003 or 2001. During fiscal 2002, we incorporated the following assumptions into the model: risk-free rate of 4.00%; expected volatility of .44; and expected dividend of zero. The risk-free rate is determined based on the interest rate of U.S. Government treasury obligations with a maturity date comparable to the life of the option issued. Other assumptions, relating to option life, strike price and stock price, are determined at the date the option is issued. The expense recognized is based on the vesting schedule of the options granted to consultants. During fiscal 2003 and 2002, we expensed $45,000 and $0.3 million, respectively, for the value of common stock options issued for services from consultants.

In January 2002, our Board of Directors authorized a $20 million common stock repurchase plan to repurchase our common stock from time to time in open market or privately negotiated transactions. By August 2, 2002, this repurchase program was completed. In total, we repurchased 1,568,000 shares, or approximately 5% of the previously outstanding shares, at an average share price of $12.75 under this $20 million authorization.

In September 2002, our Board of Directors authorized a twelve-month plan to repurchase an additional $10 million of our common stock from time to time in open market or privately negotiated transactions. As of March 31, 2003, this repurchase program was completed. We repurchased 833,200 shares, or approximately 2.4% of the previously outstanding shares, at an average price of $12.00 per share under this $10 million authorization.

In April 2003, our Board of Directors authorized a new twelve-month plan to repurchase up to an additional $10 million of our common stock from time to time in open market or privately negotiated transactions. In June 2003, in conjunction with the completion of our private placement of convertible subordinated notes due 2010 to qualified institutional buyers, our Board of Directors authorized the expansion of this repurchase plan to $25 million. During the fiscal year ended June 30, 2003, we repurchased 493,200 shares for an aggregate price of $7.5 million under this authorization. The timing and actual number of shares to be purchased will depend on market conditions.

In fiscal 2003, we repurchased stock under all three stock repurchase plans totaling 2,348,900 shares for an aggregate price of $28.9 million at an average price of $12.29 per share. Since June 30, 2003 through September 1, 2003, we have repurchased 299,100 shares for an aggregate price of $5.0 million at an average price of $16.75 per share. Since the inception of the first common stock repurchase program in January 2002 through September 1, 2003, we have repurchased 3,193,500, or 9.9%, of our previously outstanding shares for an aggregate price of $42.5 million at an average price of $13.31 per share.

We have stock option and treasury share bonus plans as well as a policy of granting restricted stock under which certain employees, officers, directors and consultants are participants. Under the stock option plans, we may grant both incentive stock options and nonqualified options on shares of common stock through the year 2012. Options may be granted to employees and under certain conditions to officers, non-employee directors and consultants. The stock option committee has the authority to fix the terms and conditions upon which each option is granted, but in no event shall the term exceed ten years or the strike price generally be granted at less than 100% of the fair market value of the stock on the date of grant.

Under Delaware law and our certificate of incorporation, authorized but unissued shares of our common stock may be granted as restricted stock from time to time as determined by our Board of Directors, except as limited by NYSE rules. Upon issuance of stock, unearned compensation equivalent to the tax-effected market value of the shares granted on the grant date is charged to stockholders' equity. The grant is adjusted to current market value as of the balance sheet date and subsequently amortized to expense over the vesting period. In fiscal 2002, 250,000 restricted shares were granted with a weighted average fair value at grant date of $4.2 million, which were subsequently repurchased in fiscal 2003. In fiscal 2003, 29,912 shares with a weighted average fair value at grant date of $0.5 million were granted. Under these grants, grantees are entitled to any cash dividends and to vote their shares, but may not sell or transfer their shares during the one-year vesting period.

Effective March 1, 2002, we issued a restricted stock grant of 250,000 shares of common stock held in treasury to Mr. Louis J. Nicastro, Chairman of our Board of Directors and a non-employee director. This grant was issued in consideration for his service as Chairman of the Technology Committee of the Board of Directors, which was established to provide enhanced oversight of the timely completion of our technology improvement plan. On May 7, 2003, we purchased Mr. Nicastro's rights to the 250,000 restricted shares for a purchase price of $14.00 per share. This share price reflects a discount of $0.50 per share from the closing market price on May 6, 2003. We recorded a pre-tax charge to our statement of operations of $3.5 million, $2.2 million after-tax, in the June 2003 quarter to reflect this transaction, and the shares were returned to us and placed in treasury.

Subsequent to our June 30, 2003 fiscal year end, the Board of Directors, as part of the inducement to a licensor to extend their license agreement with us, approved a grant of 250,000 common stock purchase warrants. The warrants' exercise price is $35.04 per share of our common stock, subject to adjustment. The warrants vest with respect to 20% of the underlying shares in each year commencing on January 1, 2007 until fully vested on January 1, 2011, subject to earlier vesting under specified circumstances. The warrants expire on September 14, 2013. The grant was exempt from registration under Section 5 of the Securities Act since it was made only to the licensor and did not involve any public offering under Section 4(2) of the Securities Act.

Our Treasury Share Bonus Plan for key employees covers 64,312 shares of common stock held in the treasury, of which 52,312 were available for grant on June 30, 2003. The vesting and terms of the awards are determined at the discretion of management. No awards of treasury stock were outstanding under this plan at June 30, 2003 or 2002.

A summary of the status of our stock option plans for the three years ended June 30, 2003 was as follows:

	Options (000's)	Weighted Average Exercise Price
Outstanding at June 30, 2000	2,680	$ 6.97
Granted	1,626	18.40
Exercised	(1,316)	5.69
Forfeited	(667)	15.95
Outstanding at June 30, 2001	2,323	13.03
Granted	1,315	16.70
Exercised	(110)	10.61
Forfeited	(134)	7.62
Outstanding at June 30, 2002	3,394	14.74
Granted	764	13.43
Exercised	(71)	6.56
Forfeited	(79)	17.99
Outstanding at June 30, 2003	4,008	$14.57

The following table summarizes information about stock options outstanding at June 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (000's)	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Outstanding (000's)	Weighted Average Exercise Price
$ 2.51–$ 3.75	165	0.9	$ 3.42	165	$ 3.42
4.32– 5.25	56	4.8	4.42	56	4.42
7.13– 10.50	532	6.6	8.88	356	8.96
10.75– 16.04	1,758	8.8	13.73	760	13.81
16.88– 22.88	1,497	7.7	19.19	820	19.01
$ 2.51–$22.88	4,008	7.7	$14.57	2,157	$13.94

At June 30, 2003, 1,215,946 shares were available for future grants under the plans. At June 30, 2002, 1,470,000 options with a weighted average exercise price of $13.27 per share were exercisable. At June 30, 2001, 476,000 options with a weighted average exercise price of $7.51 per share were exercisable.

NOTE 10 | *Concentration of Credit and Market Risk and Fair Value Disclosures of Financial Instruments*

Financial instruments which potentially subject us to concentrations of credit and market risk consist primarily of cash equivalents, short-term investments and trade notes and accounts receivable. By policy, we place our cash equivalents and short-term investments only in high credit quality securities and limit the amounts invested in any one security. The accounts and notes receivable from the sale of gaming devices are generally from a large number of customers with no significant concentration other than in Nevada and Russia. No customers accounted for more than 10% of consolidated revenues in fiscal years 2003, 2002 and 2001.

The carrying amounts of cash, investments, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the short-term maturities of these assets and liabilities. The fair value of notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of June 30, 2003 and 2002, the fair value of the notes receivable approximated the carrying value. The carrying value of our convertible subordinated notes issued June 25, 2003 approximated fair value at June 30, 2003.

NOTE 11 | *Commitments and Contingencies*

We lease certain office facilities and equipment under noncancelable operating leases with net future lease commitments for minimum rentals at June 30, 2003 as follows:

	(in thousands)
2004	$1,030
2005	884
2006	293
2007	23
2008	—
Thereafter	—
Total	$2,230

Rent expense for fiscal 2003, 2002 and 2001 was $1.8 million, $1.7 million and $1.7 million, respectively.

We routinely enter into license agreements with others for the use of intellectual properties in our products. These agreements generally provide for royalty and license advances when the agreements are signed, and provide for minimum guarantees as well as additional contingent payments based on future events. The total potential commitments at June 30, 2003 of $29.6 million was the same amount as that as of June 30, 2002. At June 30, 2003, we had total potential royalty and license commitments, advances and payments made, and potential future payments as follows:

June 30, 2003	Guaranteed Minimums	Contingent Payments	Total Potential Payments
(in thousands)			
Total royalty and license commitments	$ 21,807	$7,814	$ 29,621
Advances and payments made	(16,656)	—	(16,656)
Potential future payments	$ 5,151	$7,814	$ 12,965

Of the $16.7 million total advances and payments made through June 30, 2003, $3.5 million has been charged to expense and the remaining $13.2 million is included in the June 30, 2003 balance sheet; $2.1 million in other current assets and $11.1 million in other assets.

As of June 30, 2003, we have potential royalty and license payments as follows:

Year Ended June 30,	Guaranteed Minimums	Contingent Payments	Total Potential Payments
(in thousands)			
2004	$ 1,460	$6,039	$ 7,499
2005	1,916	1,250	3,166
2006	1,275	525	1,800
2007	500	—	500
2008	—	—	—
Thereafter	—	—	—
Total	$ 5,151	$7,814	$ 12,965

In January 2002, we announced a three-part technology improvement plan to stabilize the operating system software in our gaming devices. As part of this technology improvement plan, we have pursued alternative strategies for each phase of the plan, including licensing technologies from third parties. For the short-term phase of the plan, our internally developed version of the operating system continues to successfully operate in casinos in jurisdictions where it has been installed. As a result, we no longer intend to use an alternative operating system, which was originally licensed, among other uses, to serve as a backup during the short-term phase of the plan. In the December 2002 quarter, we recorded a pre-tax charge of $2.8 million, or $1.7 million after-tax, to write-off this license agreement obligation. At June 30, 2003, we had guaranteed minimum payments related to technology alternatives aggregating $5.4 million, all of which had been paid as advances. An additional $6.4 million of contingent payments may become payable based on future events. These amounts are included in the table above. If we determine that we will not realize the value of a particular licensed technology alternative, we will record an immediate charge against earnings at the time of such determination of up to $11.8 million if all of the alternatives were to have no further value to us.

We have an agreement with IGT for the operation of *SURVIVOR* branded games on its wide-area progressive system. Under this agreement we record our 50% proportionate share of revenues and costs from operating activities and all of the assets we own and liabilities we incur in connection with the operating activities in our consolidated financial statements under this agreement. In fiscal 2003, we expensed $0.4 million pre-tax related to an estimated impairment of the *SURVIVOR* intellectual property license and we recorded a pre-tax write down of approximately $1.1 million, to reduce the carrying value of *SURVIVOR* inventory to net realizable value. At June 30, 2003, the net remaining book value of *SURVIVOR* related inventory and intellectual property assets and commitments for both companies is approximately $2.6 million.

On June 17, 2003, we announced that we would allow our agreement with Stargames Corporation Pty. Ltd., for exclusive North American distributorship rights to their *RAPID ROULETTE* table gaming product, to expire on June 30, 2003. We encountered several significant obstacles in bringing this product to market, including regulatory, technical, and customer acceptance issues. As a result of the expiration of the agreement, we recorded a non-cash pre-tax charge of $3.4 million in fiscal 2003 to write down *RAPID ROULETTE* inventory to net realizable value and write-off distribution rights assets.

Subsequent to June 30, 2003, we entered into amended licensing agreements with contractual obligations totaling $38.8 million, due as follows: $5.4 million less than 1 year, $9.7 million 1–3 years, $9.2 million 3–5 years, $14.5 million more than 5 years.

NOTE 12 | *Retirement Plans*

We sponsor 401(k) defined contribution plans within the United States. The plans cover full-time employees and provide for our contributions of up to 4.5 percent of covered employees' compensation as defined in the plan. Our expense for the defined contribution plans totaled $1.0 million, $0.6 million and $0.4 million in fiscal 2003, 2002 and 2001, respectively.

We have two frozen defined benefit pension plans related to discontinued operations. Pension expense for these plans was not significant in the aggregate.

NOTE 13 | *Quarterly Financial Information (unaudited)*

Summarized quarterly financial information for fiscal 2003 and 2002 is as follows:

(in thousands, except per share amounts)	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003
Fiscal 2003 Quarters				
Revenues	$42,394	$43,642	$41,781	$50,909
Gross profit	26,415	27,699	24,340	27,138
Net income (loss)	660	(1,837)	(1,948)	(5,162)
Per share of common stock:				
Basic:				
Net income (loss)	$ 0.02	$ (0.06)	$ (0.06)	$ (0.17)
Shares used	30,901	30,585	30,259	29,775
Diluted:				
Net income (loss)	$ 0.02	$ (0.06)	$ (0.06)	$ (0.17)
Shares used	31,156	30,585	30,259	29,775

The December 2002 quarter includes an after-tax charge of $1.7 million, to write-off a license agreement obligation associated with an alternate operating system to serve as a backup to our version 2.57 operating system.

The March 2003 quarter includes an after-tax charge of $0.3 million, related to an estimated impairment of the *SURVIVOR* intellectual property license, and an after-tax benefit of $0.7 million resulting from truing up the prior year tax return.

The June 2003 quarter includes an after-tax charge of $2.2 million, related to the purchase of rights to restricted stock at a discount from market value, an after-tax charge of $2.1 million to write-off inventory and distribution rights for *RAPID ROULETTE*, an after-tax charge of $0.7 million, related to the estimated impairment of *SURVIVOR* related inventory, and an after-tax charge of $0.6 million, for tax adjustments resulting from finalizing prior year tax returns and settlement of tax agreements with Midway.

(in thousands, except per share amounts)	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002
Fiscal 2002 Quarters				
Revenues	$46,306	$49,087	$36,090	$43,211
Gross profit	31,222	30,578	21,965	25,801
Net income	5,830	3,285	31	707
Per share of common stock:				
Basic:				
Net income	$ 0.18	$ 0.10	$ 0.00	$ 0.02
Shares used	32,180	32,189	32,028	31,817
Diluted:				
Net income	$ 0.18	$ 0.10	$ 0.00	$ 0.02
Shares used	32,770	32,684	32,463	32,119

The December 2001 quarter includes an after-tax charge of $0.8 million for employee separation costs.

NOTE 14 | *Supplemental Disclosure of Cash Flow Information and Summary of Non-Cash Investing and Financing Activities*

Year Ended June 30,	2003	2002	2001
(in thousands)			
Supplemental Disclosure of Cash Flow Information			
Income taxes paid	$ 310	$11,496	$20,316
Income tax refunds received	$9,568	$10,367	$ 1,031
Investment income received	$2,089	$ 2,656	$ 5,428
Interest paid	$ —	$ —	$ —
Schedule of Non-Cash Investing Activities			
Gaming operations machines transferred to inventory	$2,345	$ —	$ —
Gaming operations machines transferred from inventory	$ —	$ —	$ 8,100
Schedule of Non-Cash Financing Activities			
Write down of tax advance receivables from Midway under tax sharing and separation agreements	$3,018	$ —	$ —

The tax advance receivables from Midway under tax sharing and separation agreements represent cash advanced in fiscal 2000 to this former subsidiary that was spun-off from WMS in 1998. The payment was made because operating losses of Midway prevented it from realizing tax benefits associated with WMS options granted to Midway employees. The payment represents an adjustment to the spin-off value of Midway, which was treated as a tax-free dividend to WMS stockholders at the spin-off date. The amount is repayable by Midway under the agreements, upon a change of control of Midway or on its return to profitability for tax purposes which would enable Midway to realize the tax benefit on its tax returns. Repayment of this advance will be accounted for as additional paid-in capital at the time it is received.

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OFFICERS

Brian R. Gamache
President and Chief Executive Officer

Scott D. Schweinfurth
Executive Vice President, Chief Financial Officer and Treasurer

Orrin J. Edidin
Executive Vice President and Chief Operating Officer

Seamus McGill
Executive Vice President, Worldwide Sales and Marketing
WMS Gaming Inc.

Kathleen J. McJohn
Vice President, General Counsel and Secretary

Robert R. Rogowski
Vice President of Finance and Controller

EXECUTIVE OFFICE

800 S. Northpoint Blvd.
Waukegan, IL 60085
(847) 785-3000

AUDITORS

Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

COUNSEL TO THE COMPANY

Shack Siegel Katz & Flaherty P.C.
530 Fifth Avenue
New York, NY 10036

TRANSFER AGENT AND REGISTRAR

Shareholder Inquiries:
The Bank of New York
Shareholder Relations
Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458

Certificate Transfers and Address Changes:
The Bank of New York
Receive and Deliver
Department-11W
P.O. Box 11002
Church Street Station
101 Barclay Street
New York, NY 10286

COMMON STOCK

WMS Industries Inc. common stock is listed on the New York Stock Exchange under the symbol WMS.

SHAREHOLDER RELATIONS

Scott D. Schweinfurth
(847) 785-3760

PUBLICATIONS

A copy of our Annual Report on Form 10-K is available without charge upon written request to:
WMS Industries Inc.
800 S. Northpoint Blvd.
Waukegan, IL 60085
Attn: Treasurer

WEBSITE

www.wmsgaming.com

LEGAL NOTICES:

WMS Industries Inc.
800 S. Northpoint Blvd., Waukegan, IL 60085
Tel. (847) 785-3000 Fax (847) 785-3058
www.wmsgaming.com